UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

JUNE 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate – In thousands of Reais

Assets	June 30
	2015	2014
Current assets	502,523,632	453,158,987
Cash and due from banks (Note 4)	11,509,470	11,281,058
Interbank investments (Notes 3d and 5)	175,733,034	136,983,859
Securities purchased under agreements to resell	171,328,788	125,321,861
Interbank investments	4,423,388	11,675,372
Allowance for losses	(19,142)	(13,374)
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 30b)	55,919,999	55,647,530
Own portfolio	31,078,844	33,060,877
Subject to unrestricted repurchase agreements	14,104,427	15,382,529
Derivative financial instruments (Notes 3f, 6e II and 30b)	6,195,652	4,744,983
Given in guarantee to the Brazilian Central Bank	20,096	-
Given in guarantee	4,520,980	2,205,341
Subject to unrestricted repurchase agreements	-	253,800
Interbank accounts	50,083,694	55,273,364
Unsettled payments and receipts	1,074,734	1,635,920
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	48,913,046	53,501,826
- SFH	8,828	4,249
Correspondent banks	87,086	131,369
Interdepartmental accounts	167,646	320,342
Internal transfer of funds	167,646	320,342
Loans (Notes 3g, 8 and 30b)	144,305,268	131,953,838
Loans:
- Public sector	2,803,212	31,779
- Private sector	156,622,091	145,465,606
Loans transferred under an assignment with recourse	132,808	11,897
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(15,252,843)	(13,555,444)
Leasing (Notes 3g, 8 and 30b)	(77,181)	(153,336)
Lease and Sublease Operations receivable:
- Private sector	1,622,983	2,180,797
Unearned income from leasing	(1,562,597)	(2,103,807)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(137,567)	(230,326)
Other receivables	62,811,394	59,786,230
Receivables on sureties and guarantees honored (Note 8a-3)	59,143	30,304
Foreign exchange portfolio (Note 9a)	16,245,509	11,476,110
Receivables	6,563,732	6,187,200
Securities trading	822,730	1,846,928
Specific receivables	5,623	3,292
Sundry (Note 9b)	39,970,500	40,985,266
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(855,843)	(742,870)
Other assets (Note 10)	2,070,308	2,066,102
Other assets	1,775,744	1,571,132
Provision for losses	(708,946)	(632,520)
Prepaid expenses (Notes 3i and 10b))	1,003,510	1,127,490
Long-term receivables	290,096,605	278,344,373
Interbank investments (Notes 3d and 5)	526,925	669,821
Interbank investments	526,925	669,821
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 30b)	93,730,645	104,742,255
Own portfolio	62,740,963	50,603,267
Subject to unrestricted repurchase agreements	27,230,099	46,272,105
Derivative financial instruments (Notes 3f, 6e II and 30b)	826,204	1,001,858
Given in guarantee to the Brazilian Central Bank	-	19,008
Privatization rights	55,667	62,237
Given in guarantee	2,555,115	5,958,108
Subject to unrestricted repurchase agreements	322,597	825,672

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate – In thousands of Reais

Assets	June 30
	2015	2014
Interbank accounts	626,090	599,801
Reserve requirement (Note 7):
- SFH	626,090	599,801
Loans (Notes 3g, 8 and 30b)	156,053,261	145,031,278
Loans:
- Public sector	492,281	1,919,401
- Private sector	155,421,065	145,510,575
Loans transferred under an assignment with recourse	7,073,084	4,205,713
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(6,933,169)	(6,604,411)
Leasing (Notes 3g, 8 and 30b)	(84,013)	(155,681)
Leasing receivables:
- Private sector	1,824,488	2,528,723
Unearned income from leasing	(1,822,840)	(2,528,065)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(85,661)	(156,339)
Other receivables	38,529,635	26,408,307
Receivables	40	52
Securities trading	419,437	126,860
Sundry (Note 9b)	38,134,236	26,331,256
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(24,078)	(49,861)
Other assets (Note 10)	714,062	1,048,592
Prepaid expenses (Notes 3i and 10b)	714,062	1,048,592
Permanent assets	52,148,877	47,447,014
Investments (Notes 3j, 11 and 30b)	33,024,130	29,115,241
Earnings (losses) of affiliates
- In Brazil	32,709,517	27,942,510
- Overseas	262,682	871,508
Other investments	195,545	443,835
Allowance for losses	(143,614)	(142,612)
Premises and equipment (Notes 3k and 12)	2,896,521	2,798,250
Premises	44,535	189,028
Other premises and equipment	7,461,126	7,141,817
Accumulated depreciation	(4,609,140)	(4,532,595)
Leased assets (Note 12)	6,971,207	9,496,169
Leased assets	10,785,477	14,506,855
Accumulated depreciation	(3,814,270)	(5,010,686)
Deferred (Notes 3l and 13)	49,431	60,693
Expenses with Organization and Expansion	1,731,053	1,736,294
Accumulated amortization	(1,681,622)	(1,675,601)
Intangible assets (Notes 3m and 14)	9,207,588	5,976,661
Intangible Assets	15,240,150	9,883,007
Accumulated amortization	(6,032,562)	(3,906,346)
Total	844,769,114	778,950,374

The accompanying Notes are an integral part of these Financial Statements.

4                    Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate – In thousands of Reais

Liabilities	June 30
	2015	2014
Current liabilities	554,260,814	510,463,367
Deposits (Notes 3o and 15a)	156,533,864	165,799,445
Demand deposits	26,369,826	36,421,103
Savings deposits	91,008,482	84,318,918
Interbank deposits	518,527	332,802
Time deposits (Notes 15a and 30b)	38,637,029	44,726,622
Securities sold under agreements to repurchase (Notes 3o and 15b)	252,409,551	215,014,630
Own portfolio	94,476,502	105,045,917
Third-party portfolio	155,869,230	108,520,557
Unrestricted portfolio	2,063,819	1,448,156
Funds from issuance of securities (Notes 15c and 30b)	44,634,746	36,898,189
Mortgage and real estate notes, letters of credit and others	40,552,530	33,703,331
Securities issued overseas	3,830,280	3,043,455
Structured operations certificates	251,936	151,403
Interbank accounts	1,263,042	1,988,364
Unsettled payments and receipts	77,608	77,934
Correspondent banks	1,185,434	1,910,430
Interdepartmental accounts	3,392,800	3,762,883
Third-party funds in transit	3,392,800	3,762,883
Borrowing (Notes 16a and 30b)	16,909,856	12,867,545
Borrowing overseas	16,909,856	12,867,545
On-lending in Brazil - official institutions (Notes 16b and 30b)	13,155,180	11,860,115
National treasury	30,931	1,109
BNDES	4,543,794	3,261,698
CEF	11,420	16,388
FINAME	8,567,451	8,579,662
Other institutions	1,584	1,258
On-lending overseas (Notes 16b and 30b)	1,676,409	212,745
On-lending overseas	1,676,409	212,745
Derivative financial instruments (Notes 3f, 6e II and 30b)	5,456,372	3,990,507
Derivative financial instruments	5,456,372	3,990,507
Other liabilities	58,828,994	58,068,944
Payment of taxes and other contributions	3,323,685	3,639,962
Foreign exchange portfolio (Note 9a)	8,142,031	5,551,655
Social and statutory	2,720,099	2,329,907
Tax and social security (Note 19a)	3,780,230	4,659,619
Securities trading	2,103,983	3,004,188
Financial and development funds	1,512	1,236
Subordinated debts (Notes 18 and 30b)	2,345,301	2,678,856
Sundry (Note 19b)	36,412,153	36,203,521
Long-term liabilities	203,149,882	191,364,182
Deposits (Notes 3o and 15a)	40,601,084	48,442,416
Interbank deposits	212,502	191,281
Time deposits (Notes 15a and 30b)	40,388,582	48,251,135
Securities sold under agreements to repurchase (Notes 3o and 15b)	18,062,442	26,812,933
Own portfolio	18,062,442	26,812,933
Funds from issuance of securities (Notes 15c and 30b)	54,902,439	38,747,732
Mortgage and real estate notes, letters of credit and others	50,468,750	33,650,611
Securities issued overseas	4,281,704	5,038,363
Structured operations certificates	151,985	58,758
Borrowing (Notes 16a and 30b)	3,537,195	843,258
Borrowing overseas	3,537,195	843,258

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate – In thousands of Reais

Liabilities	June 30
	2015	2014
On-lending in Brazil - official institutions (Notes 16b and 30b)	26,073,014	28,340,766
BNDES	6,955,178	8,124,315
CEF	2,840	13,515
FINAME	19,114,996	20,202,564
Other institutions	-	372
Derivative financial instruments (Notes 3f, 6e II and 30b)	126,448	741,053
Derivative financial instruments	126,448	741,053
Other liabilities	59,847,260	47,436,024
Tax and social security (Note 19a)	7,356,713	7,989,464
Subordinated debts (Notes 18 and 30b)	35,104,386	32,734,624
Sundry (Note 19b)	17,386,161	6,711,936
Deferred income	373,141	220,623
Deferred income	373,141	220,623
Non-controlling interests in subsidiaries (Note 20)	13,711	101,924
Shareholders' equity (Note 21)	86,971,566	76,800,278
Capital:
- Domiciled in Brazil	42,559,829	37,622,310
- Domiciled overseas	540,171	477,690
Capital reserves	11,441	11,441
Profit reserves	44,995,397	38,976,929
Asset valuation adjustments	(764,260)	9,923
Treasury shares (Notes 21d and 30b)	(371,012)	(298,015)
Total	844,769,114	778,950,374

The accompanying Notes are an integral part of these Financial Statements.

6                    Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Income Statement of the Prudential Conglomerate – In thousands of Reais

	Semesters ended June 30
	2015	2014
Finance Intermediation Income	55,485,507	48,850,730
Loans (Note 8j)	31,804,841	27,916,278
Leasing (Note 8j)	1,585,222	2,852,550
Operations with securities (Note 6h)	20,554,406	14,690,186
Derivative financial instruments (Note 6h)	(1,588,147)	1,063,382
Foreign exchange operations (Note 9a)	1,252,434	66,122
Reserve requirement (Note 7b)	2,035,409	2,221,748
Sale or transfer of financial assets	(158,658)	40,464

Financial intermediation expenses	47,517,053	29,318,558
Retail and professional market funding (Note 15e)	27,875,027	21,571,497
Borrowing and on-lending (Note 16c)	10,352,614	(1,613,434)
Leasing (Note 8j)	1,316,318	2,510,322
Allowance for loan losses (Notes 3g, 8g and 8h)	7,973,094	6,850,173

Gross income from financial intermediation	7,968,454	19,532,172

Other operating income/expenses	(387,743)	(8,583,701)
Fee and commission income (Note 22)	10,706,553	8,916,574
Other fee and commission income	8,033,989	6,577,968
Income from banking fees	2,672,564	2,338,606
Payroll and related benefits (Note 23)	(6,200,104)	(5,698,685)
Other administrative expenses (Note 24)	(8,162,844)	(7,471,583)
Tax expenses (Note 25)	(2,035,422)	(1,814,080)
Equity in the earnings (losses) of subsidiaries and affiliates (Nota 11a)	9,215,106	804,207
Other operating income (Note 26)	3,213,835	2,109,990
Other operating expenses (Note 27)	(7,124,867)	(5,430,124)
Operating income	7,580,711	10,948,471
Non-operating income (loss) (Note 28)	(137,147)	(216,639)
Income before taxes and non-controlling interest	7,443,564	10,731,832
Income tax and social contribution (Notes 32a and 32b)	1,274,575	(3,505,229)
Non-controlling interests in subsidiaries	(785)	(5,673)
Net income	8,717,354	7,220,930

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In Reais

	Events	Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	587,419	476,947	-	-	1,064,366
	Net income	-	-	-	-	-	-	-	7,220,930	7,220,930
Allocations:	- Reserves	-	-	361,047	4,463,985	-	-	-	(4,825,032)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(1,566,898)	(1,566,898)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
	Balance on June 30, 2014	38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	(421,620)	148,671	-	-	(272,949)
	Net income	-	-	-	-	-	-	-	8,717,354	8,717,354
Allocations:	- Reserves	-	-	435,867	5,373,395	-	-	-	(5,809,262)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(1,996,092)	(1,996,092)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on June 30, 2015	43,100,000	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

The accompanying Notes are an integral part of these Financial Statements.

8                    Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flows of the Prudential Conglomerate – In Reais

	June 30
	2015	2014
Cash flow from operating activities:
Net Income before income tax and social contribution	7,443,564	10,731,832
Adjustments to net income before income tax and social contribution	7,624,778	10,238,632
Allowance for loan losses	7,973,094	6,850,173
Depreciation and amortization	1,746,259	1,464,838
Expenses with civil, labor and tax provisions	1,694,629	1,319,963
Equity in the earnings (losses) of subsidiaries and associated companies	(9,215,106)	(804,207)
Loss on sale of investments	138	-
Loss on sale of fixed assets	10,838	9,316
Loss on sale of foreclosed assets	120,056	147,463
Other	5,294,870	1,251,086
Adjusted net income before taxes	15,068,342	20,970,464
Decrease in interbank investments	1,564,157	14,555,560
Decrease/(Increase) in trading securities and derivative financial instruments	5,461,526	(5,750,678)
(Increase) in interbank and interdepartmental accounts	(2,186,891)	(2,189,615)
(Increase) in loan and leasing	(16,067,502)	(12,743,372)
Increase/(decrease) in deferred income	83,807	(367,063)
Decrease/(Increase) in other receivables and other assets	(3,414,097)	2,706,309
Decrease in reserve requirement - Brazilian Central Bank	2,011,860	1,879,164
(Decrease) in deposits	(15,372,328)	(4,781,567)
(Decrease) in securities sold under agreements to repurchase	(30,473,103)	(960,966)
Increase in funds from issuance of securities	9,835,669	12,867,171
Increase/(Decrease) in borrowings and on-lending	2,371,346	(1,961,273)
Increase in other liabilities	7,790,513	4,945,209
Income tax and social contribution paid	(2,924,336)	(2,182,215)
Net cash provided by operating activities	(26,251,037)	26,987,128
Cash flow from investing activities:
(Increase) in held-to-maturity securities	(72,500)	(7,159)
Sale of/maturity of and interests on available-for-sale securities	26,879,495	18,656,571
Proceeds from sale of foreclosed assets	305,870	268,005
Sale of investments	(2,913,999)	-
Disposal of premises and equipment and leased assets	1,565,524	447,215
Purchases of available-for-sale securities	(25,415,325)	(24,957,104)
Foreclosed assets received	(667,577)	(655,410)
Investment acquisitions	(109,069)	(18,382)
Acquisition of premises and equipment and leased assets	(2,164,319)	(1,471,051)
Intangible asset acquisitions	(4,040,965)	(216,749)
Dividends and interest on shareholders’ equity received	1,359,769	106,888
Net cash (used in) investing activities	(554,902)	(7,847,176)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,605,332	(505,235)
Dividends and interest on shareholders’ equity paid	(3,416,771)	(2,595,321)
Non-controlling interest	4,817	(29,361)
Acquisition of own shares	(72,997)	(28,922)
Net cash provided by/(used in) financing activities	(1,879,619)	(3,158,839)
Net increase in cash and cash equivalents	(27,575,754)	15,981,113
Cash and cash equivalents - at the beginning of the period	204,669,142	117,680,012
Cash and cash equivalents - at the end of the period	177,093,388	133,661,125
Net increase in cash and cash equivalents	(27,575,754)	15,981,113

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Index of Explanatory Notes from Management

We have presented the Explanatory Notes that integrate the set of Consolidated Financial Statements of the Prudential Conglomerate of Bradesco, distributed as follows:

Page

1)	OPERATIONS	11
2)	PRESENTATION OF THE FINANCIAL STATEMENTS	11
3)	SIGNIFICANT ACCOUNTING PRACTICES	13
4)	CASH AND CASH EQUIVALENTS	19
5)	INTERBANK INVESTMENTS	20
6)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	21
7)	INTERBANK ACCOUNTS - RESERVE REQUIREMENT	32
8)	LOANS	34
9)	OTHER RECEIVABLES	45
10)	OTHER ASSETS	47
11)	INVESTMENTS	48
12)	PREMISES AND EQUIPMENT AND LEASED ASSETS	49
13)	DEFERRED	49
14)	INTANGIBLE ASSETS	50
15)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES51	51
16)	BORROWING AND ON-LENDING	53
17)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY	54
18)	SUBORDINATED DEBT	57
19)	OTHER LIABILITIES	60
20)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	60
21)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)	60
22)	FEE AND COMMISSION INCOME	63
23)	PAYROLL AND RELATED BENEFITS	63
24)	OTHER ADMINISTRATIVE EXPENSES	63
25)	TAX EXPENSES	64
26)	OTHER OPERATING INCOME	64
27)	OTHER OPERATING EXPENSES	64
28)	NON-OPERATING INCOME (LOSS)	64
29)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	65
30)	FINANCIAL INSTRUMENTS	67
31)	EMPLOYEE BENEFITS	73
32)	INCOME TAX AND SOCIAL CONTRIBUTION	74
33)	OTHER INFORMATION	76

10                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in Organização Bradesco, working together in an integrated fashion in the market.

2)     PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4.280/13, of the National Monetary Council (CMN) and additional rules of the Central Bank of Brazil (Bacen). Thus, specific requirements in the consolidation and/or combination of the entities listed in Resolution No. 4.280/13 determined by the CMN and Bacen were observed, which are not necessarily the same established by the corporate law and by the CMN or Bacen for other types of consolidation. In this sense, they cover the financial statements of Banco Bradesco, and foreign branches, subsidiaries and investment funds, as requested in Resolution No. 4.280/13.

In the preparation of these Financial Statements of the Prudential Conglomerate intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements of the Prudential Conglomerate according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers and by the Disclosure Committee on July 29, 2015.

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below are the directly and indirectly owned companies included in the financial statements of the Prudential Conglomerate:

	June 30
	Activity	Equity interest
		2015	2014
Financial Institutions
Banco Bradesco S.A.	Banking	Parent Company	Parent Company
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.80%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch II (3)	Banking	-	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%	100.00%
Consortium management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Cielo S.A. (4) (5)	Services	30.06%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (5)	Services	50.01%	50.01%
Tempo Serviços Ltda. (6)	Services	100.00%	-
Paggo Soluções e Meios de Pagamentos S.A. (6)	Services	15.03%	-
Braspag – Tecnologia em Pagamentos (6)	Services	30.06%	-
Cielo Inc. (6)	Services	30.06%	-
Merchant E-Solutions (6)	Services	30.06%	-
Cateno Gestão de Contas de Pagamentos S.A. (6)	Services	21.04%	-
Cidade Capital Markets Limited	Banking	100.00%	100.00%
Farly Participações Ltda. (6)	Services	50.01%	-
Livelo S.A. (6)	Services	50.01%	-
Stelo S.A. (6)	Services	44.02%	-
Elo Holding Financeira S.A. (6)	Services	50.01%	-
Leader S.A. Administradora de Cartões de Crédito (6)	Services	50.00%	-
MPO Processadora de Pagamentos Móveis S.A. (6)	Services	50.00%	-
IBI Promotora de Vendas Ltda. (6)	Services	50.01%	-
Alvorada Administradora de Cartões Ltda. (6)	Services	100.00%	-
Securitization Companies
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Promosec Cia. Securitizadora de Créditos	Credit acquisition	100.00%	100.00%
BCN – Consultoria, Adm. Bens, Serv. e Publicidade Ltda. (6)	Credit acquisition	100.00%	-
Alvorada Serviços e Negócios Ltda. (6)	Credit acquisition	100.00%	-
Investment funds (9)
Bradesco FI MULT Cred. Priv. Inv. Exterior Pioneiro	Investment funds	100.00%	100.00%
Bradesco F.I.C. F.I. Referenciado DI Galáxia	Investment funds	100.00%	100.00%
Bradesco FI Multimercado Cred. Privado Apolo	Investment funds	100.00%	100.00%
F II - Fundo de Investimento RF Cred. Privado	Investment funds	100.00%	100.00%
FIDC Hiper (7)	Investment funds	-	100.00%
FIP Multisetorial Plus	Investment funds	100.00%	100.00%
BMC FIDC - Crédito Consignado INSS Subordinada (8)	Investment funds	-	100.00%
Bradesco FI Referenciado DI União	Investment funds	100.00%	94.12%
Bradesco F.I. Referenciado DI Performance	Investment funds	100.00%	100.00%
BRAD FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment funds	100.00%	100.00%
Strong Fundo de Inv. em Cotas FUN Inv. Multimercado	Investment funds	100.00%	100.00%
Fundo Inv. em Participações Multisetorial Plus II	Investment funds	100.00%	100.00%
Bradesco FIC Fundo Inv. Referenciado DI Carnaúba	Investment funds	50.01%	50.01%
Bradesco FIC FI Multimercado Cristal II (6)	Investment funds	100.00%	-
Bradesco FIC FI Multimercado Performance Liquidez (6)	Investment funds	100.00%	-
Bradesco Private FIC FI RF IRF – M Ativo (6)	Investment funds	100.00%	-

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30
	Activity	Equity interest
		2015	2014
Investment funds (9)
Bradesco FI MULT Cred. Priv. Inv. Exterior Pioneiro	Investment funds	100.00%	100.00%
Bradesco F.I.C. F.I. Referenciado DI Galáxia	Investment funds	100.00%	100.00%
Bradesco FI Multimercado Cred. Privado Apolo	Investment funds	100.00%	100.00%
F II - Fundo de Investimento RF Cred. Privado	Investment funds	100.00%	100.00%
FIDC Hiper (7)	Investment funds	-	100.00%
FIP Multisetorial Plus	Investment funds	100.00%	100.00%
BMC FIDC - Crédito Consignado INSS Subordinada (8)	Investment funds	-	100.00%
Bradesco FI Referenciado DI União	Investment funds	100.00%	94.12%
Bradesco F.I. Referenciado DI Performance	Investment funds	100.00%	100.00%
BRAD FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment funds	100.00%	100.00%
Strong Fundo de Inv. em Cotas FUN Inv. Multimercado	Investment funds	100.00%	100.00%
Fundo Inv. em Participações Multisetorial Plus II	Investment funds	100.00%	100.00%
Bradesco FIC Fundo Inv. Referenciado DI Carnaúba	Investment funds	50.01%	50.01%
Bradesco FIC FI Multimercado Cristal II (6)	Investment funds	100.00%	-
Bradesco FIC FI Multimercado Performance Liquidez (6)	Investment funds	100.00%	-
Bradesco Private FIC FI RF IRF – M Ativo (6)	Investment funds	100.00%	-

(1)  Increase in equity interest through share acquisition in December 2014;

(2)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas (Note 15d);

(3)  Company incorporated by Banco Bradesco S.A. Grand Cayman Branch in November 2014;

(4)  Increase in equity interest through share acquisition in February and March 2015;

(5)  Company proportionally consolidated, pursuant to CMN Rule No. 4.280/13;

(6)  They have been part of the Prudential Conglomerate since January 2015;

(7)  Ended in January 2015;

(8)  Ended in May 2014; and

(9)  The Investment Funds in which Bradesco substantially assumes or retains risks and benefits were consolidated.

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and Expense Recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 6 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

14                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (e to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2.682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to
“H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2.682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing operations

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I-    Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-   Unearned revenues from leases and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations in arrears equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with Resolution No. 2.682/99 of the CMN.

III- Fixed assets for leasing operations

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV- Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-  Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1.429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

16                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial companies and similar companies and for insurance companies, and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

The changes in the criteria for recognition of revenues, costs and expenses computed in the calculation of the net profit for the period, introduced by Law No. 11.638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12.973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 32.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3.738/14.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly controlled entities are consolidated - the composition of the main companies can be found in Note 2. The composition of affiliates, as well as other investments, can be found in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 12.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

l)    Deferred assets

It is recorded at cost of acquisition or composition, net of their accrued depreciation of 20% per annum, calculated using the linear method. Since December 2008, the new operations have been recorded in intangible assets, in accordance with Circular Letter No. 3.357/08 of Bacen.

The composition of fixed assets is shown in Note 13.

m) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•        Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•        Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets and the movement in these balances by class, are presented in Note 14.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 6d(10).

o)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3.823/09 and CVM Resolution No. 594/09:

•       Contingent assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

18                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•         Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations – provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 33.

4)     CASH AND CASH EQUIVALENTS

	June 30 - R$ thousand
	2015	2014
Cash and due from banks in domestic currency	7,806,499	7,418,517
Cash and due from banks in foreign currency	3,702,847	3,862,442
Investments in gold	124	99
Total cash and due from banks	11,509,470	11,281,058
Interbank investments (1)	165,583,918	122,380,067
Total cash and cash equivalents	177,093,388	133,661,125

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

5)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	12,880,043	28,089	-	-	12,908,132	16,792,543
● Financial treasury bills	1,397,200	-	-	-	1,397,200	-
● National treasury notes	6,848,787	-	-	-	6,848,787	7,409,561
● National treasury bills	4,459,495	-	-	-	4,459,495	9,370,767
● Debentures	1,879	-	-	-	1,879	-
● Other	172,682	28,089	-	-	200,771	12,215
Funded position	151,916,843	4,432,603	-	-	156,349,446	107,872,543
● Financial treasury bills	24,316,890	-	-	-	24,316,890	76,294
● National treasury notes	47,982,718	3,931,687	-	-	51,914,405	70,246,714
● National treasury bills	79,617,235	500,916	-	-	80,118,151	37,549,535
Short position	454,697	1,616,513	-	-	2,071,210	656,775
● National treasury bills	454,697	1,616,513	-	-	2,071,210	656,775
Subtotal	165,251,583	6,077,205	-	-	171,328,788	125,321,861
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	645,603	1,452,830	2,324,955	526,925	4,950,313	12,345,193
● Provision for losses	(4,001)	(7,926)	(7,215)	-	(19,142)	(13,374)
Subtotal	641,602	1,444,904	2,317,740	526,925	4,931,171	12,331,819
Total in 2015	165,893,185	7,522,109	2,317,740	526,925	176,259,959
%	94.1	4.3	1.3	0.3	100.0
Total in 2014	125,002,098	7,337,099	4,644,662	669,821		137,653,680
%	90.8	5.3	3.4	0.5		100.0

20                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Semesters ended June 30 - R$ thousand
	2015	2014
Finance Intermediation Income:
• Own portfolio position	148,224	149,568
• Funded position	10,293,911	5,632,855
• Short position	187,010	148,220
Subtotal	10,629,145	5,930,643
Income from interest-earning deposits in other banks	214,081	326,512
Total (Note 6h)	10,843,226	6,257,155

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the consolidated classification of securities by operating segment and issuer

	June 30 - R$ thousand
	Financial	Other Activities	2015	%	2014	%
Trading securities	34,537,469	-	34,537,469	23.1	53,447,761	33.3
- Government securities	12,095,083	-	12,095,083	8.1	31,081,999	19.4
- Private securities	15,420,530	-	15,420,530	10.3	16,618,921	10.4
- Derivative financial instruments (1) (8)	7,021,856	-	7,021,856	4.7	5,746,841	3.5
Available-for-sale securities (4)	102,580,499	3,080	102,583,579	68.6	106,905,267	66.7
- Government securities	57,965,123	1,354	57,966,477	38.8	58,655,424	36.6
- Private securities	44,615,376	1,726	44,617,102	29.8	48,249,843	30.1
Held-to-maturity securities (4)	12,458,024	-	12,458,024	8.3	36,757	-
- Government securities	39,021	-	39,021	-	36,757	-
- Private securities	12,419,003	-	12,419,003	8.3	-	-
Subtotal	149,575,992	3,080	149,579,072	100.0	-	-
Purchase and sale commitments (2)	71,572	-	71,572	-	-	-
Grand total	149,647,564	3,080	149,650,644	100.0	160,389,785	100.0
- Government securities	70,099,227	1,354	70,100,581	47.0	89,774,180	56.0
- Private securities	79,476,765	1,726	79,478,491	53.0	70,615,605	44.0
Subtotal	149,575,992	3,080	149,579,072	100.0	-	-
Purchase and sale commitments (2)	71,572	-	71,572	-	-	-
Grand total	149,647,564	3,080	149,650,644	100.0	160,389,785	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)    Breakdown of the consolidated portfolio by issuer

Securities (3)	June 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	64,399	4,829,968	18,678,748	46,527,466	70,100,581	71,417,022	(1,316,441)	89,774,180	(39,127)
Financial treasury bills	1,893	1,635,751	-	4,432,027	6,069,671	6,069,038	633	8,422,792	1,183
National treasury bills	4,745	1,750,139	18,678,748	2,925,052	23,358,684	23,917,250	(558,566)	25,147,017	(705,762)
National treasury notes	-	-	-	38,000,602	38,000,602	38,705,515	(704,913)	53,914,739	639,649
Brazilian foreign debt securities	46,427	-	-	1,113,408	1,159,835	1,202,726	(42,891)	313,746	14,717
Privatization rights	-	-	-	55,667	55,667	46,043	9,624	62,237	10,662
Other	11,334	1,444,078	-	710	1,456,122	1,476,450	(20,328)	1,913,649	424
Private securities	13,309,751	4,020,788	3,818,051	58,329,901	79,478,491	85,217,983	(5,739,492)	70,615,605	545,510
Bank deposit certificates	98,242	325,816	16,321	51,482	491,861	491,861	-	637,778	-
Shares	3,335,800	-	-	-	3,335,800	3,365,499	(29,699)	3,769,072	132,721
Debentures (9)	187,344	1,599,956	1,424,150	29,514,645	32,726,095	32,240,687	485,408	32,486,525	(167,719)
Promissory notes	-	289,934	568,518	-	858,452	852,312	6,140	983,766	(8,452)
Foreign corporate securities	169,776	177,325	448,247	10,805,146	11,600,494	12,259,495	(659,001)	8,582,871	119,862
Derivative financial instruments (1) (8)	5,618,755	475,203	101,694	826,204	7,021,856	12,467,572	(5,445,716)	5,746,841	636,883
Other	3,899,834	1,152,554	1,259,121	17,132,424	23,443,933	23,540,557	(96,624)	18,408,752	(167,785)
Subtotal	13,374,150	8,850,756	22,496,799	104,857,367	149,579,072	156,635,005	(7,055,933)	160,389,785	506,383
Purchase and sale commitments (2)	60,579	10,609	384	-	71,572	71,572	-	-	-
Hedge - cash flow (Note 6g)	-	-	-	-	-	-	299,179	-	(20,725)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(370,136)	-	-
Grand total	13,434,729	8,861,365	22,497,183	104,857,367	149,650,644	156,706,577	(7,126,890)	160,389,785	485,658

22                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	June 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	10,109,531	6,014,024	3,031,279	15,382,635	34,537,469	40,060,937	(5,523,468)	53,000,480	761,498
National treasury bills	4,744	1,750,139	973,217	281,167	3,009,267	3,016,378	(7,111)	4,748,893	(720)
Financial treasury bills	-	1,635,751	-	3,869,174	5,504,925	5,505,145	(220)	8,068,623	1,028
Bank deposit certificates	78,287	325,816	16,321	36,418	456,842	456,842	-	595,513
Derivative financial instruments (1) (8)	5,618,755	475,203	101,694	826,204	7,021,856	12,467,572	(5,445,716)	5,746,841	636,883
Debentures (9)	-	260,931	391,066	3,211,269	3,863,266	3,872,374	(9,108)	5,934,287	(59,382)
Promissory notes	-	230,362	-	-	230,362	229,974	388	153,605	(376)
National treasury notes	-	-	-	2,588,311	2,588,311	2,613,890	(25,579)	16,350,827	210,589
Other	4,407,745	1,335,822	1,548,981	4,570,092	11,862,640	11,898,762	(36,122)	11,401,891	(26,524)
- Other Activities	-	-	-	-	-	-	-	447,280	-
Financial treasury bills	-	-	-	-	-	-	-	447,280	-
Subtotal	10,109,531	6,014,024	3,031,279	15,382,635	34,537,469	40,060,937	(5,523,468)	-	-
Purchase and sale commitments (2)	60,579	10,609	384	-	71,572	71,572	-	-	-
Financial	60,579	10,609	384	-	71,572	71,572	-	-	-
Grand total	10,170,110	6,024,633	3,031,663	15,382,635	34,609,041	40,132,509	(5,523,468)	53,447,760	761,498
Derivative financial instruments (liabilities) (8)	(5,126,990)	(221,543)	(107,839)	(126,448)	(5,582,820)	(5,336,969)	(245,851)	4,731,559	284,085

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (3) (10)	June 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial (4)	3,262,893	2,836,732	19,465,520	77,015,354	102,580,499	104,112,978	(1,532,479)	106,902,496	(255,117)
National treasury bills	-	-	17,705,531	2,643,885	20,349,416	20,900,872	(551,456)	20,398,123	(705,041)
Brazilian foreign debt securities	7,815	-	-	194,366	202,181	223,447	(21,266)	276,989	14,717
Foreign corporate securities	158,660	54,845	74,064	10,591,743	10,879,312	11,537,081	(657,769)	8,515,351	120,000
National treasury notes	-	-	-	35,412,291	35,412,291	36,091,625	(679,334)	37,563,911	429,059
Financial treasury bills	1,893	-	-	561,499	563,392	562,553	839	351,398	153
Bank deposit certificates	19,528	-	-	15,065	34,593	34,593	-	42,264	-
Debentures (9)	186,069	1,339,025	1,033,084	26,303,376	28,861,554	28,367,037	494,517	26,552,239	(108,337)
Shares	1,776,936	-	-	-	1,776,936	1,806,636	(29,700)	1,931,432	139,671
Other	1,111,992	1,442,862	652,841	1,293,129	4,500,824	4,589,134	(88,310)	11,270,789	(145,339)
- Other Activities	1,726	-	-	1,354	3,080	3,066	14	2,771	2
Financial treasury bills	-	-	-	1,354	1,354	1,340	14	2,771	2
Other	1,726	-	-	-	1,726	1,726	-	-	-
Subtotal	3,264,619	2,836,732	19,465,520	77,016,708	102,583,579	104,116,044	(1,532,465)	106,905,267	(255,115)
Hedge - cash flow (Note 6g)	-	-	-	-	-	-	299,179	-	(20,725)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(370,136)	-	-
Grand total	3,264,619	2,836,732	19,465,520	77,016,708	102,583,579	104,116,044	(1,603,422)	106,905,267	(275,840)

24                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (3)	June 30 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	12,458,024	12,458,024	36,757
Brazilian foreign debt securities	-	-	-	39,021	39,021	36,757
Certificates of real estate receivables (4)	-	-	-	12,419,003	12,419,003	-
Grand total	-	-	-	12,458,024	12,458,024	36,757

d)    Breakdown of the portfolios by financial statement classification

Securities	June 30 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (5) (6) (7)	Total (3) (5) (6) (7)
Own portfolio	7,700,772	5,907,721	9,916,858	70,294,456	93,819,807	83,664,144
Fixed income securities	4,364,972	5,907,721	9,916,858	70,294,456	90,484,007	79,895,072
● Financial treasury bills	1,893	907,449	-	2,713,623	3,622,965	3,057,271
● National treasury notes	-	-	-	15,933,446	15,933,446	10,106,235
● Brazilian foreign debt securities	46,427	-	-	1,113,408	1,159,835	313,746
● Bank deposit certificates	98,242	325,816	16,321	51,482	491,861	637,777
● National treasury bills	4,744	-	6,200,117	91,648	6,296,509	6,314,454
● Foreign corporate securities	61,942	177,325	448,247	3,744,778	4,432,292	5,679,926
● Debentures (9)	187,344	1,599,956	1,424,150	29,514,645	32,726,095	32,486,526
● Purchase and sale commitments (2)	60,579	10,609	384	-	71,572	-
● Other	3,903,801	2,886,566	1,827,639	17,131,426	25,749,432	21,299,137
Equity securities	3,335,800	-	-	-	3,335,800	3,769,072
● Shares of listed companies	3,335,800	-	-	-	3,335,800	3,769,072
Restricted securities	115,202	2,478,441	12,478,631	33,414,110	48,486,384	69,899,328

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	June 30 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (5) (6) (7)	Total (3) (5) (6) (7)
Repurchase agreements	107,834	1,855,127	10,973,417	28,398,148	41,334,526	61,654,634
● National treasury bills	-	1,750,139	10,973,417	2,398,807	15,122,363	13,349,848
● Financial treasury bills	-	104,988	-	128,174	233,162	2,508,366
● National treasury notes	-	-	-	18,810,799	18,810,799	42,893,476
● Foreign corporate securities	107,834	-	-	7,060,368	7,168,202	2,902,944
Brazilian Central Bank	-	-	20,096	-	20,096	19,008
● National treasury bills	-	-	20,096	-	20,096	19,008
Privatization rights	-	-	-	55,667	55,667	62,237
Guarantees provided	7,368	623,314	1,485,118	4,960,295	7,076,095	8,163,449
● National treasury bills	-	-	1,485,118	112,000	1,597,118	5,145,634
● Financial treasury bills	-	623,314	-	1,591,938	2,215,252	2,857,156
● National treasury notes	-	-	-	3,256,357	3,256,357	-
● Other	7,368	-	-	-	7,368	160,659
Derivative financial instruments (1) (8)	5,618,755	475,203	101,694	826,204	7,021,856	5,746,841
Securities subject to unrestricted repurchase agreements	-	-	-	322,597	322,597	1,079,472
● National treasury bills	-	-	-	322,597	322,597	318,072
● National treasury notes	-	-	-	-	-	761,400
Grand total	13,434,729	8,861,365	22,497,183	104,857,367	149,650,644	160,389,785
%	9.0	5.9	15.0	70.1	100.0	100.0

(1)     Consistent with the criteria in Bacen Circular Letter No. 3.068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the financial statements of the Prudential Conglomerate;

(3)     The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is disclosed in Note 30a, which presents the maturity of asset and liability operations. On June 30, 2015, R$ 12,419,003 thousand were reclassified from category "Securities Available for Sale" to the category "Securities Held to Maturity", due to the change of intention of the Management. The mark-to-market of these securities, in the amount of R$(370,136) thousand, was maintained in Shareholders’ Equity and will be recognized in the result for the remaining term of the securities, pursuant to Bacen Circular Letter No. 3.068/01;

(5)     The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

26                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(6)     This column reflects book value after mark-to-market accounting in accordance with item (7), except for securities classified as securities held to maturity, which fair value is higher than the original amortized cost by R$4,756 thousand (R$6,169 thousand on June 30, 2014);

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)     Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6e II);

(9)     In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)   In the first semester of 2014 and 2015, there were no impairment losses, related to “Equity Securities”, for bonds classified under “Available-for-sale securities”.

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts, interest rate, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

28                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	June 30 - R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	95,904,792	-	49,450,415	-
- Interbank market	75,090,259	49,021,972	36,643,962	-
- Foreign currency	20,546,198	-	12,460,660	-
- Other	268,335	107,446	345,793	-
Sale commitments:	60,760,147	-	174,405,140	-
- Interbank market (1)	26,068,287	-	146,091,258	109,447,295
- Foreign currency (2)	34,530,971	13,984,773	27,925,679	15,465,019
- Other	160,889	-	388,203	42,411

Option contracts
Purchase commitments:	40,472,694	-	182,675,162	-
- Interbank market	38,705,347	-	174,189,300	-
- Foreign currency	1,751,740	2,493	8,438,490	-
- Other	15,607	-	47,372	-
Sale commitments:	70,020,081	-	192,330,118	-
- Interbank market	62,898,795	24,193,448	182,179,924	7,990,624
- Foreign currency	1,749,247	-	10,001,891	1,563,400
- Other	5,372,039	5,356,432	148,303	100,931

Forward contracts
Purchase commitments:	10,832,256	-	8,275,087	-
- Foreign currency	10,665,967	-	7,288,479	-
- Other	166,289	-	986,608	404,419
Sale commitments:	12,577,142	-	8,213,166	-
- Foreign currency	12,130,743	1,464,776	7,630,978	342,498
- Other	446,399	280,110	582,188	-

Swap contracts
Assets (long position):	115,845,999	-	54,450,529	-
- Interbank market	47,258,938	2,464,284	11,052,842	-
- Fixed rate	26,357,170	9,448,621	6,364,785	3,196,914
- Foreign currency	36,734,695	-	31,596,018	777,860
- IGPM	1,643,532	-	1,529,877	-
- Other	3,851,664	-	3,907,007	-
Liabilities (short position):	115,027,281	-	53,598,477	-
- Interbank market	44,794,654	-	13,267,339	2,214,496
- Fixed rate	16,908,549	-	3,167,870	-
- Foreign currency (2)	46,419,859	9,685,164	30,818,159	-
- IGPM	2,056,608	413,076	2,217,591	687,714
- Other	4,847,611	995,947	4,127,518	220,511

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,814,738 thousand (R$20,440,070 thousand in 2014) (Note 6g); and

(2)  Includes specific hedges to protect foreign investments, totaling R$43,909,631 thousand (R$31,850,766 thousand in 2014).

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and net settlement agreements within the National Financial System, in accordance with CMN Resolution No. 3.263/05.

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	June 30 - R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	10,626,097	(5,477,349)	5,148,748	3,138,947	682,032	3,820,979
Adjustment receivables - future	6,649	-	6,649	8,469	-	8,469
Receivable forward purchases	1,225,943	-	1,225,943	1,103,141	-	1,103,141
Receivable forward sales	419,321	-	419,321	705,931	-	705,931
Premiums on exercisable options	189,562	31,633	221,195	153,470	(45,149)	108,321
Total assets (A)	12,467,572	(5,445,716)	7,021,856	5,109,958	636,883	5,746,841
Adjustment payables - swaps	(4,088,655)	(241,374)	(4,330,029)	(2,616,028)	(352,899)	(2,968,927)
Adjustment payables - future	(10,935)	-	(10,935)	(4,869)	-	(4,869)
Payable forward purchases	(548,133)	-	(548,133)	(1,115,106)	-	(1,115,106)
Payable forward sales	(549,085)	-	(549,085)	(459,202)	(1)	(459,203)
Premiums on written options	(140,161)	(4,477)	(144,638)	(252,269)	68,815	(183,454)
Total liabilities (B)	(5,336,969)	(245,851)	(5,582,820)	(4,447,474)	(284,085)	(4,731,559)

Net Effect (A-B)	7,130,603	(5,691,567)	1,439,036	662,484	352,798	1,015,282

(1)    Includes receivable adjustments relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Notional)

	June 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total
					2015	2014
Futures contracts (1)	65,350,422	14,379,688	57,855,948	19,078,881	156,664,939	223,855,555
Option contracts	68,024,972	34,736,362	5,764,403	1,967,038	110,492,775	375,005,280
Forward contracts	14,321,712	4,670,474	2,737,598	1,679,614	23,409,398	16,488,253
Swap contracts (1)	42,369,511	11,896,495	5,137,350	51,293,895	110,697,251	50,629,550
Total in 2015	190,066,617	65,683,019	71,495,299	74,019,428	401,264,363
Total in 2014	300,074,614	119,210,505	197,250,521	49,443,998		665,978,638

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

30                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	June 30 - R$ thousand
	2015	2014
Government securities
National treasury notes	3,620,092	123,655
Financial treasury bills	5,691	5,126
National treasury bills	-	3,707,271
Total	3.625.783	3.836.052

V)  Revenues and expenses, net

	Semesters ended June 30 - R$ thousand
	2015	2014
Swap contracts (1)	104,186	(487,073)
Forward contracts	(413,980)	(167,284)
Option contracts	44,001	(7,030)
Futures contracts (1)	(1,322,354)	1,724,769
Total	(1,588,147)	1,063,382

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Total value of derivative financial instruments, by trading location and counterparties

	June 30 - R$ thousand
	2015	2014
CETIP (over-the-counter)	91,936,669	51,881,088
BM&FBOVESPA (stock exchange)	275,038,635	580,731,028
Overseas (over-the-counter) (1)	16,934,059	17,276,136
Overseas (stock exchange) (1)	17,355,000	16,090,386
Total	401,264,363	665,978,638

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of June 30, 2015, a total of 90.6% of counterparties are corporate entities and 9.4% are financial institutions.

f)      Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

On June 30, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is negative R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$81,071 thousand, amounting to a total net credit risk value of negative R$(1,245,829) thousand, with an effect on the calculation of required shareholders’ equity of negative R$(64,062) thousand.

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(123) thousand. There were no credit events, as defined in the agreements, during the first semester of 2015.

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	June 30 - R$ thousand
	2015	2014
DI Future with maturity between 2016 and 2017	20,814,738	20,440,070
Funding indexed to CDI	21,133,663	20,290,694
Mark-to-market adjustment recorded in shareholders’ equity (1)	299,179	(20,725)
Ineffective fair value recorded in profit or loss	4	3

(1)  The adjustment in shareholders’ equity is R$179,507 thousand ((R$12,435) thousand in 2014), net of taxes .

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3.082/02.

h)    Income from securities and derivative financial instruments

	Semesters ended June 30 - R$ thousand
	2015	2014
Fixed income securities	9,681,337	8,542,479
Interbank investments (Note 5b)	10,843,226	6,257,156
Equity securities	29,843	(109,449)
Subtotal	20,554,406	14,690,186
Income from derivative financial instruments (Note 6e V)	(1,588,147)	1,063,382
Total	18,966,259	15,753,568

7)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	June 30 - R$ thousand
	Remuneration	2015	2014
Reserve requirement – demand deposits	not remunerated	5,064,554	5,054,725
Reserve requirement – savings deposits	savings index	21,918,497	16,742,086
Reserve requirement – time deposits	Selic rate	8,301,343	12,472,422
Additional reserve requirement – savings deposits	Selic rate	4,968,442	8,371,043
Additional reserve requirement – time deposits	Selic rate	8,660,210	10,861,550
Reserve requirement – SFH	TR + interest rate	634,918	604,050
Total (1)		49,547,964	54,105,876

1)   For further information regarding the rules on reserve requirement, see Note 33c.

32                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Revenue from reserve requirement

	Semesters ended June 30 - R$ thousand
	2015	2014
Reserve requirement – Bacen	2,026,427	2,205,556
Reserve requirement – SFH	8,982	16,192
Total	2,035,409	2,221,748

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	June 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015		2014
							Total (A)	% (5)	Total (A)	% (5)
Discounted trade receivables and loans (1)	22,120,676	15,807,096	9,864,953	19,309,845	21,842,711	64,134,797	153,080,078	37.8	139,358,182	36.7
Financing	3,868,047	3,516,676	3,348,362	9,873,453	19,135,230	82,316,063	122,057,831	30.2	112,855,560	29.8
Agricultural and agribusiness loans	3,268,311	1,028,152	914,545	4,535,184	3,313,773	9,396,988	22,456,953	5.6	23,077,318	6.1
Subtotal	29,257,034	20,351,924	14,127,860	33,718,482	44,291,714	155,847,848	297,594,862	73.6	275,291,060	72.6
Leasing	183,817	161,916	155,839	447,623	728,087	1,704,355	3,381,637	0.8	4,565,989	1.2
Advances on foreign exchange contracts (2)	845,154	1,524,558	869,229	2,395,596	2,158,566	2,783	7,795,886	1.9	6,405,816	1.7
Subtotal	30,286,005	22,038,398	15,152,928	36,561,701	47,178,367	157,554,986	308,772,385	76.3	286,262,865	75.5
Other receivables (3)	7,157,069	4,670,270	1,764,315	3,363,330	2,817,484	1,075,940	20,848,408	5.2	19,846,631	5.2
Total loans	37,443,074	26,708,668	16,917,243	39,925,031	49,995,851	158,630,926	329,620,793	81.5	306,109,496	80.7
Sureties and guarantees (4)	2,905,633	933,195	979,055	6,043,533	9,354,377	51,741,947	71,957,740	17.8	69,875,477	18.4
Loan assignment - real estate receivables certificate	51,776	51,773	51,770	148,996	222,363	747,600	1,274,278	0.3	1,432,065	0.4
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	102,510	102,510	-	111,358	-
Loans available for import (4)	73,957	62,755	41,862	76,263	16,877	4,511	276,225	0.1	380,262	0.1
Confirmed exports loans (4)	1,140	2,742	-	43,144	1,551	22,042	70,619	-	22,135	-
Acquisition of credit card receivables	341,945	152,500	108,630	282,653	320,053	77,385	1,283,166	0.3	1,385,558	0.4
Grand total in 2015	40,817,525	27,911,633	18,098,560	46,519,620	59,911,072	211,326,921	404,585,331	100.0
Grand total in 2014	35,707,271	25,313,804	17,830,467	43,748,917	51,371,177	205,344,715			379,316,351	100.0

34                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2015		2014
						Total (B)	% (5)	Total (B)	% (5)
Discounted trade receivables and loans (1)	1,656,347	1,246,961	1,036,536	2,545,026	2,817,179	9,302,049	87.8	7,848,894	88.4
Financing	242,802	190,759	105,295	180,843	194,530	914,229	8.6	798,211	9.0
Agricultural and agribusiness loans	18,751	21,401	27,612	35,450	47,030	150,244	1.4	86,060	1.0
Subtotal	1,917,900	1,459,121	1,169,443	2,761,319	3,058,739	10,366,522	97.8	8,733,165	98.4
Leasing	14,028	11,742	8,763	17,297	11,505	63,335	0.6	92,439	1.0
Advances on foreign exchange contracts (2)	6,621	9,631	14,524	8,789	-	39,565	0.4	8,566	0.1
Subtotal	1,938,549	1,480,494	1,192,730	2,787,405	3,070,244	10,469,422	98.8	8,834,170	99.5
Other receivables (3)	20,683	16,551	8,030	37,858	40,640	123,762	1.2	46,684	0.5
Grand total in 2015	1,959,232	1,497,045	1,200,760	2,825,263	3,110,884	10,593,184	100.0
Grand total in 2014	1,530,893	1,360,048	1,118,476	2,368,899	2,502,538			8,880,854	100.0

	June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015		2014
							Total (C)	% (5)	Total (C)	% (5)
Discounted trade receivables and loans (1)	796,893	634,361	567,793	1,334,526	1,965,037	4,322,971	9,621,581	65.1	8,641,365	64.3
Financing	220,562	200,430	200,672	556,983	912,357	2,598,449	4,689,453	31.7	4,301,601	32.0
Agricultural and agribusiness loans	3,247	1,073	2,437	12,166	36,038	217,162	272,123	1.8	177,780	1.3
Subtotal	1,020,702	835,864	770,902	1,903,675	2,913,432	7,138,582	14,583,157	98.6	13,120,746	97.6
Leasing	13,363	12,427	11,767	32,316	50,112	94,574	214,559	1.4	310,516	2.3
Subtotal	1,034,065	848,291	782,669	1,935,991	2,963,544	7,233,156	14,797,716	100.0	13,431,262	99.9
Other receivables (3)	449	445	363	981	1,437	3,690	7,365	-	7,278	0.1
Grand total in 2015	1,034,514	848,736	783,032	1,936,972	2,964,981	7,236,846	14,805,081	100.0
Grand total in 2014	898,096	764,553	696,014	1,748,073	2,694,449	6,637,355			13,438,540	100.0

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30 - R$ thousand
	Grand total
	2015 (A+B+C)	% (5)	2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	172,003,708	40.0	155,848,441	38.8
Financing	127,661,513	29.7	117,955,372	29.4
Agricultural and agribusiness loans	22,879,320	5.3	23,341,158	5.8
Subtotal	322,544,541	75.0	297,144,971	74.0
Leasing	3,659,531	0.9	4,968,944	1.2
Advances on foreign exchange contracts (2) (Note 9a)	7,835,451	1.8	6,414,382	1.6
Subtotal	334,039,523	77.7	308,528,297	76.8
Other receivables (3)	20,979,535	4.9	19,900,593	5.0
Total loans	355,019,058	82.6	328,428,890	81.8
Sureties and guarantees (4)	71,957,740	16.7	69,875,477	17.4
Loan assignment - real estate receivables certificate	1,274,278	0.3	1,432,065	0.4
Co-obligation from assignment of rural loan (4)	102,510	-	111,358	-
Loans available for import (4)	276,225	0.1	380,262	0.1
Confirmed exports loans (4)	70,619	-	22,135	-
Acquisition of credit card receivables	1,283,166	0.3	1,385,558	0.3
Grand total in 2015	429,983,596	100.0
Grand total in 2014			401,635,745	100.0

(1)  Including credit card loans and advances on credit card receivables of R$17.004.023 thousand (R$18,171,179 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$18,189,532 thousand (R$16,633,562 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

36                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total	% (1)	Total	% (1)
Discounted trade receivables and loans	33,033,194	78,199,223	9,922,552	27,843,641	5,530,039	2,887,515	3,130,245	1,751,145	9,706,154	172,003,708	48.5	155,848,440	47.5
Financing	36,308,631	40,659,799	38,904,455	8,090,901	1,019,222	479,792	347,552	277,768	1,573,393	127,661,513	36.0	117,955,372	35.9
Agricultural and agribusiness loans	3,035,150	3,097,761	9,175,193	6,746,579	323,961	347,153	31,118	21,422	100,983	22,879,320	6.4	23,341,159	7.1
Subtotal	72,376,975	121,956,783	58,002,200	42,681,121	6,873,222	3,714,460	3,508,915	2,050,335	11,380,530	322,544,541	90.9	297,144,971	90.5
Leasing	74,555	553,382	2,689,050	47,493	52,366	37,186	35,388	45,706	124,405	3,659,531	1.0	4,968,944	1.5
Advances on foreign exchange contracts (2)	3,884,227	2,194,507	813,711	807,502	69,023	40,690	-	18,284	7,507	7,835,451	2.2	6,414,382	1.9
Subtotal	76,335,757	124,704,672	61,504,961	43,536,116	6,994,611	3,792,336	3,544,303	2,114,325	11,512,442	334,039,523	94.1	308,528,297	93.9
Other receivables	1,243,587	15,143,881	1,352,749	2,533,285	172,879	53,628	38,540	29,740	411,246	20,979,535	5.9	19,900,594	6.1
Grand total in 2015	77,579,344	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,923,688	355,019,058	100.0
%	21.9	39.4	17.7	13.0	2.0	1.1	1.0	0.6	3.3	100.0
Grand total in 2014	59,229,065	138,124,868	61,120,825	44,480,913	6,214,191	4,098,526	2,825,815	1,898,582	10,436,106			328,428,891	100.0
%	18.0	42.1	18.6	13.5	1.9	1.2	0.9	0.6	3.2			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 9a.

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Maturity ranges and levels of risk

	June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total	% (1)	Total	% (1)
Installments not yet due	-	-	1,729,781	3,212,188	2,443,981	1,299,046	997,888	922,877	4,199,320	14,805,081	100.0	13,438,540	100.0
1 to 30	-	-	163,932	250,221	136,707	92,882	61,194	59,176	270,402	1,034,514	7.0	898,096	6.7
31 to 60	-	-	145,177	214,326	116,640	61,589	53,117	47,091	210,796	848,736	5.7	764,553	5.7
61 to 90	-	-	116,580	191,632	108,505	60,206	50,738	44,810	210,561	783,032	5.3	696,014	5.2
91 to 180	-	-	250,625	421,594	300,456	160,253	134,705	118,676	550,663	1,936,972	13.1	1,748,073	13.0
181 to 360	-	-	323,022	695,893	461,610	246,482	206,431	191,747	839,796	2,964,981	20.0	2,694,449	20.0
More than 360	-	-	730,445	1,438,522	1,320,063	677,634	491,703	461,377	2,117,102	7,236,846	48.9	6,637,355	49.4
Past-due installments (2)	-	-	492,813	1,191,772	1,143,779	838,421	960,780	821,306	5,144,313	10,593,184	100.0	8,880,854	100.0
1 to 14	-	-	17,776	132,539	79,408	30,121	135,507	18,017	268,899	682,267	6.4	498,842	5.6
15 to 30	-	-	461,647	382,446	167,146	52,374	36,778	31,503	145,071	1,276,965	12.1	1,032,051	11.6
31 to 60	-	-	13,390	659,409	281,447	120,745	76,387	57,186	288,481	1,497,045	14.1	1,360,048	15.3
61 to 90	-	-	-	13,476	585,006	176,232	108,030	72,387	245,629	1,200,760	11.3	1,118,476	12.6
91 to 180	-	-	-	3,902	30,772	449,148	588,995	620,429	1,132,017	2,825,263	26.8	2,368,899	26.7
181 to 360	-	-	-	-	-	9,801	15,083	21,784	2,943,659	2,990,327	28.2	2,440,902	27.5
More than 360	-	-	-	-	-	-	-	-	120,557	120,557	1.1	61,636	0.7
Subtotal	-	-	2,222,594	4,403,960	3,587,760	2,137,467	1,958,668	1,744,183	9,343,633	25,398,265		22,319,394
Specific provision	-	-	22,226	132,118	358,776	641,240	979,334	1,220,929	9,343,633	12,698,256		10,981,720

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

38                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total	% (1)	Total	% (1)
Installments not yet due	77,579,344	139,848,553	60,635,116	41,665,441	3,579,730	1,708,497	1,624,175	399,882	2,580,055	329,620,793	100.0	306,109,496	100.0
1 to 30	6,486,858	18,885,167	3,774,738	6,865,571	458,613	365,092	112,845	56,799	437,391	37,443,074	11.4	32,950,319	10.8
31 to 60	4,300,512	12,581,252	2,780,541	6,232,850	359,665	84,600	57,321	43,154	268,773	26,708,668	8.1	24,220,612	7.9
61 to 90	3,613,065	7,699,376	2,047,019	3,025,067	170,118	163,180	33,984	21,419	144,015	16,917,243	5.1	16,522,309	5.4
91 to 180	9,752,803	16,378,083	5,514,353	6,393,577	369,449	169,619	969,127	53,502	324,518	39,925,031	12.1	39,006,501	12.7
181 to 360	12,459,711	22,984,949	7,239,070	6,042,759	527,487	190,654	101,969	59,807	389,445	49,995,851	15.2	44,311,962	14.5
More than 360	40,966,395	61,319,726	39,279,395	13,105,617	1,694,398	735,352	348,929	165,201	1,015,913	158,630,926	48.1	149,097,793	48.7
Generic provision	-	699,292	606,351	1,249,963	357,973	512,549	812,088	279,918	2,580,055	7,098,189		6,683,549
Grand total in 2015 (2)	77,579,344	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,923,688	355,019,058		328,428,891
Existing provision	-	746,995	689,516	2,090,389	2,036,534	1,904,361	2,288,401	2,120,673	11,923,688	23,800,557		21,672,985
Minimum required provision	-	699,292	628,577	1,382,081	716,749	1,153,789	1,791,422	1,500,847	11,923,688	19,796,445		17,665,269
Excess provision (3)	-	47,703	60,939	708,308	1,319,785	750,572	496,979	619,826	-	4,004,112		4,007,716
Grand total in 2014 (2)	59,229,065	138,124,868	61,120,825	44,480,913	6,214,191	4,098,526	2,825,815	1,898,582	10,436,106			328,428,891
Existing provision	-	768,598	695,881	2,361,995	1,733,128	1,830,740	1,958,636	1,887,900	10,436,106			21,672,985
Minimum required provision	-	690,636	611,208	1,334,427	621,419	1,229,558	1,412,907	1,329,007	10,436,106			17,665,269
Excess provision (3)	-	77,962	84,673	1,027,568	1,111,709	601,182	545,729	558,893	-			4,007,716

(1)    Percentage of maturities by type of installment;

(2)    The grand total includes performing loans of R$329,620,793 thousand and non-performing loans of R$25,398,265 thousand (R$22,319,394 thousand in 2014); and

(3)    On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and  totals R$511,396 thousand (R$333,734 thousand in 2014)  (Note 19b).

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	June 30 - R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	10,487,111	3.0	6,126,977	1.9
10 largest borrowers	30,940,260	8.7	21,889,272	6.7
20 largest borrowers	44,833,721	12.6	31,242,836	9.5
50 largest borrowers	64,535,133	18.2	45,222,858	13.8
100 largest borrowers	78,955,517	22.2	57,191,992	17.4

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	June 30 - R$ thousand
	2015	%	2014	%
PUBLIC SECTOR	10,501,385	3.0	6,156,893	1.9
Federal government	10,487,111	3.0	6,126,977	1.9
Petrochemical	10,487,111	3.0	6,126,977	1.9
State government	14,274	-	29,916	-
Production and distribution of electricity	14,274	-	29,916	-
PRIVATE SECTOR	344,517,673	97.0	322,271,998	98.1
Manufacturing	60,439,431	17.0	54,769,717	16.7
Food products and beverages	13,197,221	3.7	13,868,061	4.2
Steel, metallurgy and mechanics	10,249,347	2.9	10,054,449	3.1
Light and heavy vehicles	6,695,148	1.9	4,407,580	1.3
Chemical	4,726,080	1.3	3,661,973	1.1
Pulp and paper	4,132,986	1.2	4,024,469	1.2
Textiles and apparel	3,206,813	0.9	3,130,392	1.0
Rubber and plastic articles	2,824,796	0.8	2,700,984	0.8
Extraction of metallic and non-metallic ores	2,295,786	0.6	1,170,875	0.4
Furniture and wood products	2,150,036	0.6	2,213,129	0.7
Automotive parts and accessories	2,073,083	0.6	1,967,945	0.6
Non-metallic materials	2,063,372	0.5	2,006,362	0.6
Oil refining and production of alcohol	1,710,494	0.5	1,657,942	0.5
Electric and electronic products	1,332,202	0.4	1,200,951	0.4
Leather articles	836,662	0.2	755,180	0.2
Publishing, printing and reproduction	537,606	0.2	541,519	0.2
Other industries	2,407,799	0.7	1,407,906	0.4
Commerce	41,283,922	11.6	41,700,569	12.7
Merchandise in specialty stores	7,869,890	2.2	8,202,678	2.4
Non-specialized retailer	5,519,345	1.5	4,997,815	1.5
Food products, beverages and tobacco	4,856,149	1.4	4,627,035	1.4
Waste and scrap	3,626,012	1.0	3,592,098	1.1
Automobile	3,101,390	0.9	3,568,137	1.1
Clothing and footwear	3,057,929	0.9	2,942,289	0.9
Motor vehicle repairs, parts and accessories	2,905,800	0.8	3,083,494	0.9
Agricultural products	2,536,933	0.7	2,186,741	0.7
Grooming and household articles	2,109,805	0.6	2,179,997	0.7
Fuel	1,859,280	0.5	1,921,946	0.6

40                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30 - R$ thousand
	2015	%	2014	%
Wholesale of goods in general	1,036,086	0.3	1,151,577	0.4
Trading intermediary	974,347	0.3	904,057	0.3
Other commerce	1,830,956	0.5	2,342,705	0.7
Financial intermediaries	2,647,761	0.7	3,742,382	1.2
Services	94,448,183	26.6	84,772,025	25.7
Civil construction	23,144,521	6.5	23,492,691	7.2
Transportation and storage	17,174,880	4.8	17,486,148	5.3
Real estate activities, rentals and corporate services	12,716,032	3.6	12,063,574	3.7
Holding companies, legal, accounting and business advisory services	7,010,479	2.0	5,701,013	1.7
Clubs, leisure, cultural and sport activities	5,329,362	1.5	4,037,140	1.2
Production and distribution of electric power, gas and water	4,929,125	1.4	3,838,605	1.2
Social services, education, health, defense and social security	2,968,776	0.9	2,790,481	0.8
Hotels and catering	2,872,518	0.8	2,799,137	0.9
Telecommunications	754,612	0.2	427,936	0.1
Other services	17,547,878	4.9	12,135,300	3.6
Agriculture, cattle raising, fishing, forestry and timber industry	3,466,653	1.0	3,580,238	1.1
Individuals	142,231,723	40.1	133,707,067	40.7
TOTAL	355,019,058	100.0	328,428,891	100.0

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	77,579,344	77,579,344	21.9	21.9	18.0
A	-	-	-	139,848,553	139,848,553	39.4	61.3	60.1
B	492,813	1,729,781	2,222,594	60,635,116	62,857,710	17.7	79.0	78.7
C	1,191,772	3,212,188	4,403,960	41,665,441	46,069,401	13.0	92.0	92.2
Subtotal	1,684,585	4,941,969	6,626,554	319,728,454	326,355,008	92.0
D	1,143,779	2,443,981	3,587,760	3,579,730	7,167,490	2.0	94.0	94.1
E	838,421	1,299,046	2,137,467	1,708,497	3,845,964	1.1	95.1	95.3
F	960,780	997,888	1,958,668	1,624,175	3,582,843	1.0	96.1	96.2
G	821,306	922,877	1,744,183	399,882	2,144,065	0.6	96.7	96.8
H	5,144,313	4,199,320	9,343,633	2,580,055	11,923,688	3.3	100.0	100.0
Subtotal	8,908,599	9,863,112	18,771,711	9,892,339	28,664,050	8.0
Grand total in 2015	10,593,184	14,805,081	25,398,265	329,620,793	355,019,058	100.0
%	3.0	4.2	7.2	92.8	100.0
Grand total in 2014	8,880,854	13,438,540	22,319,394	306,109,497	328,428,891	100.0
%	2.7	4.1	6.8	93.2	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

42                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2015 YTD (1)	% 2014 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	699,292	699,292	47,703	746,995	0.5	0.6
B	1.0	4,928	17,298	22,226	606,351	628,577	60,939	689,516	1.1	1.1
C	3.0	35,753	96,365	132,118	1,249,963	1,382,081	708,308	2,090,389	4.5	5.3
Subtotal		40,681	113,663	154,344	2,555,606	2,709,950	816,950	3,526,900	1.1	1.3
D	10.0	114,378	244,398	358,776	357,973	716,749	1,319,785	2,036,534	28.4	27.9
E	30.0	251,526	389,714	641,240	512,549	1,153,789	750,572	1,904,361	49.5	44.7
F	50.0	480,390	498,944	979,334	812,088	1,791,422	496,979	2,288,401	63.9	69.3
G	70.0	574,915	646,014	1,220,929	279,918	1,500,847	619,826	2,120,673	98.9	99.4
H	100.0	5,144,313	4,199,320	9,343,633	2,580,055	11,923,688	-	11,923,688	100.0	100.0
Subtotal		6,565,522	5,978,390	12,543,912	4,542,583	17,086,495	3,187,162	20,273,657	70.7	70.1
Grand total in 2015		6,606,203	6,092,053	12,698,256	7,098,189	19,796,445	4,004,112	23,800,557	6.7
%		27.8	25.6	53.4	29.8	83.2	16.8	100.0
Grand total in 2014		5,425,611	5,556,109	10,981,720	6,683,549	17,665,269	4,007,716	21,672,985		6.6
%		25.0	25.7	50.7	30.8	81.5	18.5	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$511,396 thousand (R$333,734 thousand in 2014) (Note 19b).

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	Semesters ended June 30 - R$ thousand
	2015	2014
Opening balance	23,087,243	21,568,630
- Specific provision (1)	11,946,960	10,736,017
- Generic provision (2)	7,134,243	6,798,436
- Excess provision (3)	4,006,040	4,034,177
Additions (Note 8h-1)	8,062,894	6,846,283
Write-offs	(7,349,580)	(6,741,928)
Closing balance	23,800,557	21,672,985
- Specific provision (1)	12,698,256	10,981,720
- Generic provision (2)	7,098,189	6,683,549
- Excess provision (3) (4)	4,004,112	4,007,716

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution No. 2.682/99. The excess provision per customer was classified according to the level of risk in Note 8f; and

(4)  On June 30, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$511,396 thousand (R$333,734 thousand in 2014) (Note 19b).

h)    Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	Semesters ended June 30 - R$ thousand
	2015	2014
Amount recorded (1)	8,062,894	6,846,283
Amount recovered (2)	(1,890,432)	(1,845,218)
Allowance for Loan Losses expense net of amounts recovered	6,172,462	5,001,065

(1)  The first semester of 2015 includes provision for guarantees provided, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$89,800 thousand (reversal of R$(3,890) thousand in the first semester of 2014); and

(2)  Classified in income from loans (Note 8j).

i)      Changes in the renegotiated portfolio

	Semesters ended June 30 - R$ thousand
	2015	2014
Opening balance	10,777,178	10,191,901
Amount renegotiated	6,251,970	4,954,855
Amount received	(3,415,276)	(2,831,275)
Write-offs	(2,047,629)	(2,080,157)
Closing balance	11,566,243	10,235,324
Allowance for loan losses	7,138,455	6,535,598
Percentage on renegotiated portfolio	61.7%	63.9%

44                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	Semesters ended June 30 - R$ thousand
	2015	2014
Discounted trade receivables and loans	21,953,463	19,143,211
Financing	7,234,773	6,367,276
Agricultural and agribusiness loans	726,173	560,573
Subtotal	29,914,409	26,071,060
Recovery of credits charged-off as losses	1,890,432	1,845,218
Subtotal	31,804,841	27,916,278
Leasing, net of expenses	268,904	342,228
Total	32,073,745	28,258,506

k)      Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	Semesters ended June 30 - R$ thousand
	2015	2014
Financial leases receivable	3,447,471	4,709,519
Income to be appropriated for financial leases receivable	(3,385,437)	(4,631,872)
Financial leased assets + losses in leases (net)	10,785,477	14,506,855
Accrued depreciation on asset finance leasing:	(3,814,271)	(5,010,686)
- Accumulated depreciation	(6,557,448)	(9,042,516)
- Difference in depreciation	2,743,177	4,031,830
Anticipated guaranteed residual value (Nota 19b)	(3,373,709)	(4,604,872)
Total of the present value	3,659,531	4,968,944

9)            OTHER RECEIVABLES

a)   Foreign exchange portfolio Balances

	June 30 - R$ thousand
	2015	2014
Assets – other receivables
Exchange purchases pending settlement	12,307,567	8,524,138
Term foreign exchange transactions and documents in foreign currencies	-	5,750
Exchange sale receivables	4,316,796	3,221,577
(-) Advances in domestic currency received	(452,988)	(333,852)
Income receivable on advances granted	74,134	58,497
Total	16,245,509	11,476,110
Liabilities - other liabilities
Exchange sales pending settlement	4,361,675	3,200,750
Exchange purchase payables	11,611,070	8,759,386
(-) Advances on foreign exchange contracts	(7,835,451)	(6,414,382)
Other	4,737	5,901
Total	8,142,031	5,551,655
Net foreign exchange portfolio	8,103,478	5,924,455
Off-balance-sheet accounts:
- Loans available for import	276,225	380,262
- Confirmed exports loans	70,619	22,135

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Semesters ended June 30 - R$ thousand
	2015	2014
Foreign exchange income	1,252,434	66,122
Adjustments:
- Income on foreign currency financing (1)	139,402	32,887
- Income on export financing (1)	685,895	441,327
- Income on foreign investments (2)	26,940	108
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(769,822)	27,616
- Funding expenses (4)	(424,604)	(298,936)
- Other	(408,682)	151,358
Total adjustments	(750,871)	354,360
Adjusted foreign exchange income	501,563	420,482

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	June 30 - R$ thousand
	2015	2014
Deferred tax assets (Note 32c)	33,721,507	26,875,053
Credit card operations	19,472,698	18,019,120
Debtors for escrow deposits	9,760,269	8,810,100
Other debtors	5,483,531	4,346,737
Prepaid taxes	4,785,597	3,741,117
Trade and credit receivables (1)	3,605,496	4,177,517
Payments to be reimbursed	651,931	824,341
Receivables from sale of assets	87,578	76,014
Other	536,129	446,523
Total	78,104,736	67,316,522

(1)    Includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

46                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

10)           OTHER ASSETS

a)     Foreclosed assets/other

	June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	925,746	(132,815)	792,931	588,636
Vehicles and similar	519,972	(300,956)	219,016	286,577
Goods subject to special conditions	246,742	(246,742)	-	-
Inventories/warehouse	44,564	-	44,564	52,323
Machinery and equipment	13,695	(9,194)	4,501	8,461
Other	25,025	(19,239)	5,786	2,615
Total in 2015	1,775,744	(708,946)	1,066,798
Total in 2014	1,571,132	(632,520)		938,612

b)    Prepaid expenses

	June 30 - R$ thousand
	2015	2014
Commission on the placement of loans and financing (1)	1,055,567	1,629,889
Advertising and marketing expenses (2)	104,403	65,637
Other (3)	557,602	480,557
Total	1,717,572	2,176,083

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  Mainly related to card issue costs.

Bradesco     47

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11) INVESTMENTS

a)    The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and correspond in the first semester of 2015 to R$9,215,106 thousand (R$804,207 thousand in 2014) and the investments under the entry "Earnings of Affiliates and Subsidiaries" and correspond to R$32,972,199 thousand (R$ 28,814,018 thousand in 2014).

Companies (1)	R$ thousand
	Capital Stock	Adjusted shareholders’ equity	Number of shares/ quotas held (in thousands)			Direct Participation in Capital Stock	Adjusted income	Book value	Equity accounting adjustments (2)
			Common	Preferred	Quotas			June 30, 2015	1st semester of 2015	1st semester of 2014
Bradseg Participações S.A.	11,200,000	22,225,953	7,456,226	-	-	97.08%	2,499,366	21,577,400	2,426,435	2,050,187
Rubi Holdings Ltda.	5,822,146	7,085,215	-	-	5,817,525	99.92%	461,838	7,079,547	461,469	323,397
Bradescard Elo Participações S.A.	657,155	25,590	4,167,605	-	-	100.00%	7,695	25,590	7,695	11,127
Embaúba Holdings Ltda.	326,000	248,132	-	-	285,905	87.70%	45,320	217,612	39,746	31,105
Tibre Holdings Ltda.	250,000	475,306	-	-	235,000	100.00%	24,056	475,306	24,056	19,503
BF Promotora de Vendas Ltda.	426,220	332,304	-	-	426,220	100.00%	(7,441)	332,304	(7,441)	10,729
BES Investimento do Brasil S.A. Banco de Investimento S.A.	420,000	655,060	12,734	12,734	-	20.00%	(34,785)	131,012	(6,957)	7,170
Earnings of Affiliates and Subsidiaries Abroad								262,682	(4,867)	37,428
Other (3)								2,870,746	165,149	30,194
Foreign exchange gain/loss of branches abroad and other companies									6,109,821	(1,716,633)
Total Earnings of Affiliates and Subsidiaries								32,972,199	9,215,106	804,207

(1)  Data related to June 30, 2015;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(3)  Basically, investments in the enterprises: Serel Participações em Imóveis S.A., Bankpar Consultoria e Serviços Ltda., Caetê Holdings Ltda., Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A. and Imagra Imobiliária e Agrícola Ltda.

48                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)     Composition of investments in the consolidated financial statements

Affiliates	June 30 - R$ thousand
	2015	2014
Tax incentives	104,604	103,384
Other investments	90,941	340,451
Provision for:
Tax incentives	(86,658)	(85,732)
Other investments	(56,955)	(56,880)
Grand total investments	51,932	301,223

12) PREMISES AND EQUIPMENT AND LEASED ASSETS

	June 30 - R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	39,021	(24,754)	14,267	31,814
- Land	-	5,514	-	5,514	82,031
Facilities, furniture and equipment in use	10%	4,201,024	(2,263,650)	1,937,374	1,824,843
Security and communication systems	10%	225,784	(163,889)	61,895	54,910
Data processing systems	20 to 50%	2,945,949	(2,113,328)	832,621	783,157
Transportation systems	20%	88,369	(43,519)	44,850	21,495
Subtotal		7,505,661	(4,609,140)	2,896,521	2,798,250
Leased assets		10,785,477	(3,814,270)	6,971,207	9,496,169
Grand total in 2015		18,291,138	(8,423,410)	9,867,728
Grand total in 2014		21,837,700	(9,543,281)		12,294,419

The Organização Bradesco’s premises and equipment have an unrecorded surplus of R$461,412 thousand (R$555,699 thousand in 2014). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The fixed assets to net worth ratio was 39.6% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit of 50.0%.

13) DEFERRED

	June 30 - R$ thousand
	Cost	Amortization	Cost net of amortization
			2015	2014
Development of systems	1,731,053	(1,681,622)	49,431	60,693
Grand total in 2015	1,731,053	(1,681,622)	49,431
Grand total in 2014	1,736,294	(1,675,601)		60,693

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14) INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of baking services rights	Contract (4)	4,160,693	(2,561,763)	1,598,930	2,174,024
Software (2)	20% to 50%	5,488,195	(2,491,722)	2,996,473	2,560,417
Future profitability/client portfolio (3)	Up to 20%	2,472,489	(517,577)	1,954,912	851,231
Other (5)	Contract	3,053,566	(396,293)	2,657,273	390,989
Total in 2015		15,174,943	(5,967,355)	9,207,588
Total in 2014		9,883,007	(3,906,346)		5,976,661

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$744,248 thousand, Cielo/Investees - R$1,057,163 thousand and Banco Bradesco BBI - R$153,501 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  It primarily includes the sponsorship program for the 2016 Olympic Games and the operational agreement between Cielo, which is our jointly-controlled subsidiary, and Banco do Brasil, in order to create an association, to manage the transactions arising from credit card operations, which will be amortized within up to 30 years.

b)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2014	1,949,737	2,799,879	1,146,289	332,609	6,228,514
Additions/(reductions)	56,495	749,608	879,170	2,434,870	4,120,143
Amortization for the period	(407,302)	(553,014)	(70,547)	(110,206)	(1,141,069)
Balance on June 30, 2015	1,598,930	2,996,473	1,954,912	2,657,273	9,207,588

(1)  Under the heading “Future profitability/client portfolio” includes the intangible asset generated by the acquisition of shares of Cielo; and

(2)  Under the heading “Others” includes the operational agreement between Cielo, our jointly-controlled subsidiary and Banco do Brasil, signed in the first quarter of 2015, which created an association, to manage the transactions originating from credit and debit card operations, which will be amortized within up to 30 years.

50                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

15)          DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
● Demand deposits (1)	26,369,826	-	-	-	26,369,826	36,421,103
● Savings deposits (1)	91,008,482	-	-	-	91,008,482	84,318,918
● Interbank deposits	359,925	105,033	53,569	212,502	731,029	524,083
● Time deposits (2)	15,177,470	15,205,493	8,254,066	40,388,582	79,025,611	92,977,757
Grand total in 2015	132,915,703	15,310,526	8,307,635	40,601,084	197,134,948
%	67.4	7.8	4.2	20.6	100.0
Grand total in 2014	135,863,646	20,461,180	9,474,619	48,442,416		214,241,861
%	63.4	9.6	4.4	22.6		100.0

(1) Classified as “1 to 30 days”, not considering average historical turnover; and

(2) Considers the actual maturities of investments.

b)   Securities sold under agreements to repurchase

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	41,430,323	33,392,337	19,653,842	18,062,442	112,538,944	131,858,850
● Government securities	33,822,467	193,720	22,095	2,168	34,040,450	58,232,767
● Debentures of own issuance	1,899,802	33,198,617	19,631,747	17,234,696	71,964,862	70,952,924
● Foreign	5,708,054	-	-	825,578	6,533,632	2,673,159
Third-party portfolio (1)	155,368,314	500,916	-	-	155,869,230	108,520,557
Unrestricted portfolio (1)	449,282	1,614,537	-	-	2,063,819	1,448,156
Grand total in 2015	197,247,919	35,507,790	19,653,842	18,062,442	270,471,993
%	72.9	13.1	7.3	6.7	100.0
Grand total in 2014	170,430,766	33,568,944	11,014,920	26,812,933		241,827,563
%	70.5	13.9	4.6	11.0		100.0

(1) Represented by government securities.

c)   Funds from issuance of securities

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities - Brazil:
- Mortgage bonds	44,918	153,717	-	-	198,635	564,918
- Letters of credit for real estate	1,211,273	2,344,472	7,225,310	6,643,371	17,424,426	9,065,777
- Letters of credit for agribusiness	2,537,582	2,793,082	1,284,006	2,038,228	8,652,898	3,857,256
- Financial bills:	1,160,964	9,741,283	12,055,923	41,787,151	64,745,321	53,865,990
Subtotal	4,954,737	15,032,554	20,565,239	50,468,750	91,021,280	67,353,941
Securities - Overseas:
- MTN Program Issues (1)	104,303	1,106,889	1,686,903	2,768,511	5,666,606	5,659,646
- Securitization of future flow of money orders received from overseas (Note 15d)	5,604	463,290	463,291	1,513,193	2,445,378	2,422,173
Subtotal	109,907	1,570,179	2,150,194	4,281,704	8,111,984	8,081,819
Structured operations certificates	3,710	124,729	123,497	151,985	403,921	210,161
Grand total in 2015	5,068,354	16,727,462	22,838,930	54,902,439	99,537,185	75,645,921
%	5.1	16.8	22.9	55.2	100.0
Grand total in 2014	1,098,528	7,646,273	28,153,388	38,747,732		75,645,921
%	1.5	10.1	37.2	51.2		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Since 2003, Bradesco has been party to certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which primarily include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by the SPE:

	June 30 - R$ thousand
	Date of issue	Amount of the operation	Maturity	2015	2014
Securitization of future flow of payment orders received from overseas	12.20.2007	354,260	11.20.2014	-	22,015
	12.17.2009	133,673	11.20.2014	-	13,685
	03.06.2008	836,000	05.22.2017	542,188	604,891
	12.19.2008	1,168,500	02.20.2019	1,084,149	989,573
	12.17.2009	133,673	02.20.2017	72,911	86,303
	17.12.2009	89,115	02.20.2020	98,996	85,900
	08.20.2010	307,948	08.21.2017	216,474	230,557
	09.29.2010	170,530	08.21.2017	123,722	131,771
	11.16.2011	88,860	11.20.2018	100,471	97,526
	11.16.2011	133,290	11.22.2021	206,467	159,952
Total		3,415,849		2,445,378	2,422,173

e)     Cost for market funding and inflation

	Semesters ended June 30 - R$ thousand
	2015	2014
Savings deposits	3,063,380	2,573,812
Time deposits	4,632,852	4,807,309
Securities sold under agreements to repurchase	14,246,769	10,647,245
Funds from issuance of securities	5,697,530	3,317,110
Other funding expenses	234,496	226,021
Total	27,875,027	21,571,497

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

16)          BORROWING AND ON-LENDING

a)   Borrowing

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Overseas	2,869,024	8,192,787	5,848,045	3,537,195	20,447,051	13,710,803
Grand total in 2015	2,869,024	8,192,787	5,848,045	3,537,195	20,447,051
%	14.0	40.1	28.6	17.3	100.0
Grand total in 2014	2,638,763	6,350,640	3,878,142	843,258		13,710,803
%	19.2	46.3	28.3	6.2		100.0

b)   On-lending

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,448,798	5,430,030	6,276,352	26,073,014	39,228,194	40,200,881
- National treasury	30,931	-	-	-	30,931	1,109
- BNDES	616,882	1,689,691	2,237,221	6,955,178	11,498,972	11,386,013
- CEF	1,008	4,733	5,679	2,840	14,260	29,903
- FINAME	799,977	3,735,606	4,031,868	19,114,996	27,682,447	28,782,226
- Other institutions	-	-	1,584	-	1,584	1,630
Overseas	17,178	1,395,855	263,376	-	1,676,409	212,745
Grand total in 2015	1,465,976	6,825,885	6,539,728	26,073,014	40,904,603
%	3.6	16.7	16.0	63.7	100.0
Grand total in 2014	1,149,689	5,024,671	5,898,500	28,340,766		40,413,626
%	2.9	12.4	14.6	70.1		100.0

c)   Borrowing and on-lending expenses

	Semesters ended June 30 – R$ thousand
	2015	2014
Borrowing:
- In Brazil	11,487	2,378
- Overseas	95,724	60,232
Subtotal borrowing	107,211	62,610
On-lending in Brazil:
- National treasury	1,927	249
- BNDES	373,773	345,866
- CEF	763	1,122
- FINAME	391,935	344,063
- Other institutions	16	17
On-lending overseas:
- Payables to foreign bankers (Note 9a)	769,822	(27,616)
- Other expenses with foreign on-lending	8,707,167	(2,339,745)
Subtotal on-lending	10,245,403	(1,676,044)
Total	10,352,614	(1,613,434)

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

17)          PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2.445/88 and No. 2.449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

54                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$1,991,639 thousand (R$1,719,404 thousand in 2014): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/Losses of Credits – R$2,108,335 thousand (R$1,912,596 thousand in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9.430/96 that only apply to temporary losses;

-        PIS – EC 17/97 - R$229,245 thousand: for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-        PIS – R$318,984 thousand (R$314,487 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4.506/64), which excludes interest income; and

-        Pension Contributions - R$954,991 thousand (R$470,142 thousand in 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

            IV -   Provisions by nature

	June 30 - R$ thousand
	2015	2014
Labor claims	2,547,766	2,186,544
Civil claims	3,272,841	3,032,921
Subtotal (1)	5,820,607	5,219,465
Provision for tax risks (2)	6,465,817	6,586,211
Total	12,286,424	11,805,676

(1)  Note 19b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	2015
	Labor	Civil	Tax (1)
Balance on December 31, 2014	2,465,899	3,173,869	5,725,057
Adjustment for inflation	166,334	188,336	261,904
Provisions, net of reversals and write-offs	283,419	310,294	484,342
Payments	(367,886)	(399,658)	(5,486)
Balance on June 30, 2015	2,547,766	3,272,841	6,465,817

(1)    Includes, in the first semester of 2015, constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$387,560 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(2)    Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,872,384 thousand (R$1,753,024 thousand in 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$977,141 thousand (R$456,943 thousand in 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,046,158 thousand (R$553,964 thousand in 2014); d) IRPJ and CSLL deficiencies notes relating to disallowances of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$1,287,426 thousand (R$469,140 thousand in 2014).

56                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

18)          SUBORDINATED DEBT

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
In Brazil:
Subordinated CDB:
2014 (1)	6	-	R$	112.0% of CDI rate	-	1,789,726
				IPCA + (6.92% p.a. - 8.50% p.a.)
2015 (2)	6	912,673	R$	108.0% to 112.0% of CDI rate	2,100,767	2,511,913
2016	6	500	R$	IPCA + 7.1292% p.a.	1,046	896
2019	10	20,000	R$	IPCA + 7.76% p.a.	45,152	38,501
Financial bills:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				PRÉ rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	180,560	156,857
				100.0% of CDI rate + (1.2685% p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				PRÉ rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% a 112.5% of CDI rate	10,168,842	9,686,759
				100.0% of CDI rate + (0.7855% p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				PRÉ rate of (9.3991% p.a. - 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,219,976	8,878,067

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				PRÉ rate of (9.3207% p.a. - 10.3107% p.a.)
2019	6	21,858	R$	109.3% a 109.5% of CDI rate	28,027	24,946
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	PRÉ rate of 13.1763% p.a.	78,327	68,025
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	235,261	206,345
				100.0% of CDI rate + (1.0079% p.a. - 1.0412% p.a.)
				IGP-M + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				PRÉ rate of (10.1304% p.a. - 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,331,045	3,273,413
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,207	1,944
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	88,886	78,622
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	PRÉ rate of 13.3381% p.a.	20,773	18,202
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				PRÉ rate of (11.1291% p.a. - 11.8661% p.a.)
2020	8	28,556	R$	110.0% a 110.7% of CDI rate	40,625	35,722
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,609	1,423

58                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

					June 30 - R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2015	2014
2021	9	7,000	R$	111.0% of CDI rate	9,484	8,380
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				PRÉ rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	30,477	26,576
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				PRÉ rate of (10.3489% p.a. - 12.4377% p.a.)
2022	10	54,143	R$	110.0% a 111.3% of CDI rate	76,026	66,903
				IGP-M + (3.5855% p.a. - 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	PRÉ rate of (10.6804% p.a. - 10.8971% p.a.)	871,969	781,193
CDB pegged to loans:
2015 to 2016	1 to 2	1,584	R$	100.0% of CDI rate	2,170	3,882
Subtotal in Brazil					26,533,229	27,658,295
Overseas:
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,366,654	1,680,060
2021	11	2,766,650	US$	Rate of 5.90% p.a.	5,082,457	3,611,697
2022	11	1,886,720	US$	Rate of 5.75% p.a.	3,467,347	2,463,428
Subtotal overseas					10,916,458	7,755,185
Grand total					37,449,687	35,413,480

1)   Subordinated debt transactions that matured in November 2014; and

2)   Subordinated debt transactions that matured in February, March, April, May and June 2015.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)          OTHER LIABILITIES

a)   Tax and social security

	June 30 - R$ thousand
	2015	2014
Provision for tax risk (Note 17b IV)	6,465,817	6,586,211
Provision for deferred income tax (Note 32e)	2,202,500	2,518,318
Taxes and contributions on profit payable	1,497,248	2,782,194
Taxes and contributions payable	971,378	762,360
Total	11,136,943	12,649,083

b)   Sundry

	June 30 - R$ thousand
	2015	2014
Credit card operations	16,749,325	15,367,177
Sundry creditors	10,696,650	7,259,762
Civil and labor provisions (Note 17b IV)	5,820,607	5,219,465
Provision for payments	3,948,001	3,837,523
Loan assignment obligations	7,206,040	4,116,965
Creditors by anticipation of residual value	3,373,709	4,604,873
Liabilities for acquisition of assets and rights	372,194	282,759
Obligations by quotas of investment funds	2,994,753	381,861
Other (1)	2,637,035	1,845,072
Total	53,798,314	42,915,457

(1)  On June 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was presented from the excess provision, in the amount of R$511,396 thousand (R$333,734 thousand in 2014) (Note 8g).

20)          NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	June 30 - R$ thousand
	2015	2014
Banco Bradesco BBI S.A.	13,625	101,846
Other	86	78
Total	13,711	101,924

21)          SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	June 30
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(13,175,162)	(8,984,870)
Total outstanding shares	5,031,883,753	4,195,390,559

60                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)    Changes in capital stock -  number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559
Increase of capital stock with issuing of shares – stock-split of 20% (1)	420,727,426	420,727,382	841,454,808
Increase of shares in treasury – bonus of 20%	(579,722)	(1,796,974)	(2,376,696)
Shares acquired and not canceled	(191,600)	(2,393,318)	(2,584,918)
Number of outstanding shares as at June 30, 2015	2,520,694,623	2,511,189,130	5,031,883,753

(1) Benefited the shareholders registered in the records of Bradesco on March 26, 2015.

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6.404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders  registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law No. 6.404/76, amended by Law No. 10.303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2014, totaling R$829,000 thousand, at R$0.188201395 per common share and R$0.207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

Interest on shareholders’ equity and dividends for the first semester of 2015 is calculated as follows:

	R$ thousand	% (1)
Net income for the semester	8,717,354
(-) Legal reserve	(435,867)
Adjusted calculation basis	8,281,487
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,996,092
Withholding income tax on interest on shareholders’ equity	(299,414)
Interim Dividends Provisioned (2)	912,000
Interest on own capital (net) /dividends accrued in the 1st semester of 2015	2,608,678	31.50
Interest on own capital (net) /dividends accrued in the 1st semester of 2014	2,160,863	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.112908	0.124198	497,377	(74,607)	422,770
Supplementary interest paid on own capital	0.242805	0.267086	1,069,521	(160,428)	909,093
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Total in the 1st semester of 2014	0.543914	0.598306	2,395,898	(235,035)	2,160,863
Monthly interest on shareholders’ equity paid	0.108211	0.119031	522,175	(78,326)	443,849
Supplementary interest on shareholders’ equity provisioned (1)	0.278866	0.306753	1,473,917	(221,088)	1,252,829
Interim Dividends Provisioned (2)	0.172629	0.189892	912,000	-	912,000
Total in the 1st semester of 2015	0.559706	0.615676	2,908,092	(299,414)	2,608,678

(1)  It considers the bonus of 20% of shares occurring in March 2015; and

(3)  Paid on July 17, 2015.

d)     Treasury shares

The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions. It is valid until June 26, 2015. The Board of Directors’ Meeting held on June 24, 2015 resolved to renew the term for the share buy-back program based on the previous conditions. It is valid until June 26, 2016.

A total of 3,669,932 common shares and 13,175,162 preferred shares had been acquired with the effect of the 20% share split, totaling R$371,012 thousand until June 30, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$25.23185, R$27.43646 and R$33.12855, respectively. The fair value was R$27.98 per common share and R$28.50 per preferred share on June 30, 2015.

62                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)          FEE AND COMMISSION INCOME

	Semesters ended June 30 - R$ thousand
	2015	2014
Credit card income	4,358,618	3,123,124
Checking account	2,275,676	1,915,092
Loans	1,332,929	1,198,801
Asset management	518,592	466,494
Collections	777,549	758,608
Consortium management	498,144	412,607
Underwriting / Financial Advisory Services	298,597	381,197
Custody and brokerage services	263,089	245,566
Payments	196,177	196,345
Other	187,182	218,740
Total	10,706,553	8,916,574

23)          PAYROLL AND RELATED BENEFITS

	Semesters ended June 30 - R$ thousand
	2015	2014
Salaries	2,884,760	2,604,125
Benefits	1,297,408	1,166,922
Social security charges	1,105,174	1,020,156
Employee profit sharing	612,818	566,370
Provision for labor claims	250,178	297,328
Training	49,766	43,783
Total	6,200,104	5,698,684

24)          OTHER ADMINISTRATIVE EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Outsourced services	1,853,120	1,718,899
Depreciation and amortization	1,721,208	1,407,232
Communication	741,346	666,673
Data processing	708,992	625,525
Rental	684,713	619,471
Transport	303,919	373,314
Financial system services	393,767	386,027
Advertising and marketing	288,207	273,774
Asset maintenance	499,978	466,345
Security and surveillance	298,979	275,936
Supplies	154,039	153,500
Water, electricity and gas	155,080	109,864
Travel	44,919	32,602
Other	314,577	362,421
Total	8,162,844	7,471,583

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)          TAX EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	1,379,447	1,218,449
Social Integration Program (PIS) contribution	232,927	225,021
Tax on Services (ISSQN)	270,804	238,648
Municipal Real Estate Tax (IPTU) expenses	49,755	41,221
Other	102,489	90,741
Total	2,035,422	1,814,080

26)          OTHER OPERATING INCOME

	Semesters ended June 30 - R$ thousand
	2015	2014
Other interest income	1,135,170	795,456
Reversal of other operating provisions	985,980	589,137
Revenues from recovery of charges and expenses	94,536	68,516
Other	998,149	656,881
Total	3,213,835	2,109,990

27)          OTHER OPERATING EXPENSES

	Semesters ended June 30 - R$ thousand
	2015	2014
Other finance costs	2,843,220	1,978,348
Sundry losses	909,097	782,543
Commissions on loans and financing	716,224	611,571
Discount granted	705,352	596,189
Intangible assets amortization	25,051	31,790
Other (1)	1,925,923	1,429,683
Total	7,124,867	5,430,124

(1)     In the first semester of 2015, it primarily includes: (i) provision for tax contingency, in the amount of R$419,603 thousand (Note 17b (v)); and (ii) constitution for the provision for guarantees given, including guarantees, deposits, letters of credit and standby letter of credit, which was presented from the excess provision, in the amount  of R$89,800 thousand (Note 8h).

28)          NON-OPERATING INCOME (LOSS)

	Semesters ended June 30 - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(131,031)	(156,778)
Recording/reversal of non-operating provisions	(43,003)	(124,788)
Other	36,887	64,927
Total	(137,147)	(216,639)

64                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)             RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)        Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	June 30 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	1,444,438	-	1,289,623	-
Cidade de Deus Companhia Comercial de Participações	(562,086)	-	(447,866)	-
Fundação Bradesco	(201,101)	-	(160,236)	-
Elba Holdings Ltda.	200,182	-	200,182	-
Bradseg Participações Ltda.	1,928,857	-	1,618,976	-
Other controllers, subsidiaries and of shared control	78,586	-	78,567	-
Demand deposits/Savings accounts:	(260,669)	(346)	(262,940)	(413)
Bradesco Vida e Previdência S.A.	(238,289)	-	(60,157)	-
Brasília Cayman Investments II Limited	-	-	(174,833)	-
Key Management Personnel	(16,220)	(346)	(21,481)	(413)
Other controllers, subsidiaries and of shared control	(6,160)	-	(6,469)	-
Time deposits:	(438,439)	(5,569)	(264,182)	(52,152)
Cidade de Deus Companhia Comercial de Participações	(91,883)	(31)	(61,708)	(37)
Brasília Cayman Investments II Limited	(246,261)	-	-	-
Fidelity Processadora e Serviços S.A.	-	(1,309)	(103,413)	(4,841)
Key Management Personnel	(61,784)	(4,158)	(76,320)	(4,554)
Other controllers, subsidiaries and of shared control	(38,511)	(71)	(22,741)	(42,720)
Captures in Interbank deposits:	-	-	(3,028)	-
Bradesco North América LLC Delaware	-	-	(3,028)	-
Securities sold under agreements to repurchase:	(6,342,177)	(372,055)	(5,154,624)	(208,786)
Embaúba Holdings Ltda.	-	(40,013)	(717,295)	(33,960)
Quixabá Empreendimentos e Participações Ltda.	(1,646,300)	(91,970)	(1,286,316)	(31,594)
Bradesplan Participações Ltda.	(1,073,780)	(60,356)	-	-
Serel Participações em Imóveis S.A.	(518,814)	(28,975)	(475,796)	(22,526)
Alvorada Serviços e Negócios Ltda.	-	-	(429,181)	(22,678)
STVD Holdings S.A.	(651,155)	(36,603)	(606,625)	(28,720)
Columbus Holdings S.A.	(526,065)	(23,652)	(281,257)	(6,889)
Ganant Corretora de Seguros Ltda.	(288,543)	(16,114)	(258,077)	(6,339)
BVP Promotora de Vendas Ltda.	(209,353)	(11,692)	(187,249)	(4,599)
Cidade de Deus Companhia Comercial de Participações	(592,765)	(17,400)	(202,753)	(19,273)
BBD Participações S.A.	(142,656)	(5,618)	(150,066)	(9,407)
Key Management Personnel	(43,008)	(2,998)	(127,742)	(6,972)
Other controllers, subsidiaries and of shared control	(649,738)	(36,664)	(432,267)	(15,829)
Funds from issuance of securities:	(586,171)	(36,008)	(617,809)	(28,091)
Key Management Personnel	(586,171)	(36,008)	(617,809)	(28,091)
Derivative financial instruments (swap):	-	-	4,746	4,746
Tempo e Serviços Ltda.	-	-	4,746	4,746
Services:	(23,597)	(121,869)	(26,255)	(267,973)
Scopus Tecnologia Ltda.	-	-	(20,836)	(215,468)
Fidelity Processadora e Serviços S.A.	(9,334)	(60,115)	(5,419)	(52,557)

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	June 30 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Scopus Soluções em TI	(14,263)	(61,809)	-	-
Other controllers, subsidiaries and of shared control	-	55	-	52
Rental of branches:	-	(238,737)	-	(214,572)
Bradesco Vida e Previdência S.A.	-	-	-	(1,424)
Other controllers, subsidiaries and of shared control	-	(238,737)	-	(213,148)
Subordinated debts:	-	-	-	(27)
Fundação Bradesco	-	-	-	(27)
Obligations by issuing financial bills:	(4,150,282)	(241,580)	(5,755,462)	(280,627)
Bradesplan Participações Ltda.	(2,970,743)	(173,108)	(2,645,768)	(131,485)
STVD Holdings S.A.	(987,793)	(57,307)	(879,564)	(43,266)
Tempo e Serviços Ltda.	-	-	(1,190,018)	(58,122)
Alvorada Serviços e Negócios Ltda.	-	-	(385,440)	(15,800)
Other controllers, subsidiaries and of shared control	(191,746)	(11,165)	(654,672)	(31,954)

b)   Compensation for Key Management Personnel(1)

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of Organização Bradesco.

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3.921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Semesters ended June 30 - R$ thousand
	2015	2014
Salaries	156,530	162,151
INSS contributions	35,143	36,408
Total	191,673	198,559

Post-employment benefits

	Semesters ended June 30 - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	160,110	161,359
Total	160,110	161,359

(1)    Considers all the key management personnel, regardless of member companies of the Prudential Conglomerate.

66                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3.989/11.

Other information

I)       Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)      Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	June 30
	2015	2014
● Common shares	0.72%	0.72%
● Preferred shares	1.05%	1.03%
● Total shares (1) (2)	0.89%	0.88%

(1)  On June 30, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.10% of preferred shares and 2.10% of all shares; and

(2)  Considers all the key management personnel, regardless of member companies of the Prudential Conglomerate.

30)             FINANCIAL INSTRUMENTS

a)      Risk Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamism of the markets requires that Bradesco continuously acts to improve this activity in the pursuit of best practices. For that reason, Bradesco uses its internal market risk models, which were already in force, to calculate regulatory capital since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms/ conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

Market risk management

Market risk is the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution No. 3.464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

68                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the statement of financial position by currency

	June 30 - R$ thousand
	2015			2014
	Balance	Local	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets
Current and long-term assets	792,620,237	714,274,059	78,346,178	58,406,289
Funds available	11,509,470	7,806,623	3,702,847	3,862,442
Interbank investments	176,259,959	175,131,532	1,128,427	2,219,280
Securities and derivative financial instruments	149,650,644	132,207,355	17,443,289	13,373,910
Interbank and interdepartmental accounts	50,877,430	50,877,430	-	-
Loan and leasing	300,197,335	258,059,459	42,137,876	30,166,366
Other receivables and assets	104,125,399	90,191,660	13,933,739	8,784,291
Permanent assets	52,148,877	52,026,111	122,766	34,638
Investments	33,024,130	33,024,130	-	-
Premises and equipment and leased assets	9,867,728	9,845,767	21,961	11,166
Deferred	49,431	49,431	-	-
Intangible assets	9,207,588	9,106,783	100,805	23,472
Total	844,769,114	766,300,170	78,468,944	58,440,927

Liabilities
Current and long-term liabilities	757,410,696	668,825,443	88,585,253	67,167,412
Deposits	197,134,948	166,595,081	30,539,867	26,497,160
Securities sold under agreements to repurchase	270,471,993	263,938,361	6,533,632	2,673,159
Funds from issuance of securities	99,537,185	89,886,448	9,650,737	8,068,100
Interbank and interdepartmental accounts	4,655,842	2,396,195	2,259,647	2,281,998
Borrowing and on-lending	61,351,654	38,842,791	22,508,863	14,110,317
Derivative financial instruments	5,582,820	4,544,450	1,038,370	2,112,848
Other liabilities:
- Subordinated debts:	37,449,687	26,581,467	10,868,220	7,725,701
- Other	81,226,567	76,040,650	5,185,917	3,698,129
Deferred income	373,141	373,141	-	-
Non-controlling interests in subsidiaries	13,711	13,711	-	-
Shareholders’ equity	86,971,566	86,971,566	-	-
Total	844,769,114	756,183,861	88,585,253	67,167,412

Net position of assets and liabilities			(10,116,309)	(8,726,485)
Net position of derivatives (2)			(25,021,264)	(15,330,560)
Other net off-balance-sheet accounts (3)			(963,549)	(442,499)
Net exchange position (liability)			(36,101,122)	(24,499,544)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

70                 Prudential – June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows

	June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	398,430,898	91,936,930	62,539,460	239,712,949	-	792,620,237
Funds available	11,509,470	-	-	-	-	11,509,470
Interbank investments (2)	169,822,775	4,891,266	1,018,993	526,925	-	176,259,959
Securities and derivative financial instruments (1) (2)	93,981,449	2,152,991	10,169,215	43,346,989	-	149,650,644
Interbank and interdepartmental accounts	50,251,340	-	-	626,090	-	50,877,430
Loan and leasing	31,952,844	67,637,004	44,638,239	155,969,248	-	300,197,335
Other receivables and assets	40,913,020	17,255,669	6,713,013	39,243,697	-	104,125,399
Permanent assets	7,078,189	1,203,062	1,442,433	9,395,549	33,029,644	52,148,877
Investments	-	-	-	-	33,024,130	33,024,130
Premises and equipment	6,880,962	214,248	257,097	2,509,907	5,514	9,867,728
Deferred	824	4,119	4,943	39,545	-	49,431
Intangible assets	196,403	984,695	1,180,393	6,846,097	-	9,207,588
Total in 2015	405,509,087	93,139,992	63,981,893	249,108,498	33,029,644	844,769,114
Total in 2014	372,683,152	91,753,851	56,146,680	229,169,418	29,197,273	778,950,374

Liabilities
Current and long-term liabilities	402,905,866	85,095,845	66,259,103	203,149,882	-	757,410,696
Deposits (3)	132,915,703	15,310,526	8,307,635	40,601,084	-	197,134,948
Securities sold under agreements to repurchase (2)	197,247,919	35,507,790	19,653,842	18,062,442	-	270,471,993
Funds from issuance of securities	5,068,354	16,727,462	22,838,930	54,902,439	-	99,537,185
Interbank and interdepartmental accounts	4,655,842	-	-	-	-	4,655,842
Borrowing and on-lending	4,335,000	15,018,672	12,387,773	29,610,209	-	61,351,654
Derivative financial instruments	5,126,990	221,543	107,839	126,448	-	5,582,820
Other liabilities:	53,556,058	2,309,852	2,963,084	59,847,260	-	118,676,254
- Subordinated debts:	1,800,736	540,473	4,092	35,104,386	-	37,449,687
- Other	51,755,322	1,769,379	2,958,992	24,742,874	-	81,226,567
Deferred income	373,141	-	-	-	-	373,141
Non-controlling interests in subsidiaries	-	-	-	-	13,711	13,711
Shareholders’ equity	-	-	-	-	86,971,566	86,971,566
Total in 2015	403,279,007	85,095,845	66,259,103	203,149,882	86,985,277	844,769,114
Total in 2014	369,534,926	77,989,918	63,159,147	191,364,181	76,902,202	778,950,374

Net assets in 2015 YTD	2,230,080	10,274,227	7,997,017	53,955,633	-
Net assets in 2014 YTD	3,148,226	16,912,159	9,899,692	47,704,929	-	-

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     71

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Operational Risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, the execution, and the effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the department in charge, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, and codes of conduct and self-regulation.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	June 30 - R$ thousand
	Basel III
	Prudential (1)	Financial
	2015	2014
Tier I capital	77,501,950	71,892,297
Common equity	77,501,950	71,892,297
Shareholders’ equity	86,971,566	76,800,278
Prudential adjustments in accordance with Resolution No. 4.192/13 of CMN (2)	(9,469,616)	(4,907,981)
Tier II capital	19,513,015	22,197,834
Subordinated debt	19,513,015	22,197,834
Capital (a)	97,014,965	94,090,131

- Credit risk	552,851,291	548,599,472
- Market risk	15,257,485	18,004,347
- Operational risk	39,117,366	29,852,953
Risk-weighted assets – RWA (b)	607,226,142	596,456,772

Basel ratio (a/b)	16.0%	15.8%
Tier I capital	12.8%	12.1%
- Common equity	12.8%	12.1%
Tier II capital	3.2%	3.7%

(1)    As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with Resolution No. 4.192/13 of CMN; and

(2)    As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Art.11 of CMN Resolution No. 4.192/13.

72                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

31)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The pension scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverage. The contributions belonging to participants who, in 2001, chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), exclusively for former employees of Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans calculated their actuarial commitments taking into consideration the economic and actuarial study, using a real interest rate and recognized their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

The expenses with contributions made during the first semester of 2015 totaled R$303,233 thousand (first semester of 2014 – R$310,630 thousand).

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Besides this benefit, Bradesco and its subsidiaries offer to their employees and administrators other benefits, among which are health insurance, dental assistance, life insurance, personal accidents and professional training, whose total with these expenses, including the contributions mentioned previously, totaled in the first semester of 2015 – R$1,555,784 thousand (first semester of 2014 – R$1,455,022 thousand).

32)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Semesters ended June 30 - R$ thousand
	2015	2014
Income before income tax and social contribution	7,443,564	10,731,832
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(2,977,426)	(4,292,733)
Effect on the tax calculation:
Equity in the earnings (losses) of subsidiaries and affiliates	3,686,042	321,683
Net non-deductible expenses of nontaxable income	17,812	(59,471)
Interest on shareholders’ equity (paid and payable)	798,437	626,759
Other amounts (2)	(250,290)	(101,467)
Income tax and social contribution for the period	1,274,575	(3,505,229)

(1)  The social contribution rate for financial companies was increased to 15%, in accordance with Law No. 11.727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes, primarily, (i) the exchange variation of assets and liabilities, arising from foreign investments and (ii) the tax incentives.

b)   Breakdown of income tax and social contribution in the income statement

	Semesters ended June 30 - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(3,080,486)	(4,416,945)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	4,794,917	1,939,291
Use of opening balances of:
Social contribution loss	(227,245)	(375,061)
Income tax loss	(267,503)	(652,854)
Recording in the period on:
Social contribution loss	15,325	139
Income tax loss	39,567	201
Total deferred taxes	4,355,061	911,716
Income tax and social contribution for the period	1,274,575	(3,505,229)

74                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded	Amount realized	Balance on 06.30.2015	Balance on 06.30.2014
Allowance for loan losses	17,565,047	3,427,644	2,062,779	18,929,912	16,475,669
Civil provisions	1,267,287	200,890	165,129	1,303,048	1,219,053
Tax provisions	1,591,442	248,804	9,458	1,830,788	1,922,807
Labor provisions	985,883	254,633	209,226	1,031,290	874,403
Provision for devaluation of securities and investments	76,622	21,875	13,807	84,690	70,591
Provision for devaluation of foreclosed assets	274,227	82,624	74,125	282,726	252,309
Adjustment to fair value of trading securities	3,696	2,333,767	3,149	2,334,314	4,276
Amortization of goodwill	170,755	22,436	1,026	192,165	186,004
Provision for interest on shareholders’ equity (1)	-	589,567	-	589,567	427,803
Other	2,130,704	761,031	609,655	2,282,080	2,280,114
Total deductible taxes on temporary differences	24,065,663	7,943,271	3,148,354	28,860,580	23,713,029
Income tax and social contribution losses in Brazil and overseas	4,371,601	54,892	494,748	3,931,745	2,802,801
Subtotal (2)	28,437,264	7,998,163	3,643,102	32,792,325	26,515,830
Adjustment to fair value of available-for-sale securities (2)	550,040	314,548	41,503	823,085	226,712
Social contribution - Provisional Measure No. 2.158-35/01	106,097	-	-	106,097	132,511
Total deferred tax assets (Note 9b)	29,093,401	8,312,711	3,684,605	33,721,507	26,875,053
Deferred tax liabilities (Note 32e)	2,193,593	386,112	377,205	2,202,500	2,518,318
Deferred tax assets, net of deferred tax liabilities	26,899,808	7,926,599	3,307,400	31,519,007	24,356,735

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from financial companies were established considering the increase in the social contribution rate, determined by Law No. 11.727/08 (Note 3h).

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2.158-35

	Semesters ended June 30 - R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2.158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	2,567,410	1,529,315	15,588	53,457	73,364	4,239,134
2016	4,104,343	2,457,825	343,268	204,194	32,733	7,142,363
2017	4,347,725	2,583,022	730,852	438,877	-	8,100,476
2018	3,350,437	1,991,952	1,005,851	743,307	-	7,091,547
2019	3,353,314	1,987,864	12,127	384,009	-	5,737,314
2020 (1st Sem.)	366,977	220,396	167	48	-	587,588
Total	18,090,206	10,770,374	2,107,853	1,823,892	106,097	32,898,422

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$30,457,815 thousand (R$25,508,301 thousand in 2014) of which R$26,756,228 thousand (R$22,809,377 thousand in 2014) relates to temporary differences, R$3,597,472 thousand (R$2,574,145 thousand in 2014) relates to tax losses and negative basis of social contribution and R$104,115 thousand (R$124,779 thousand in 2014) to deferred social contribution, Provisional Measure No. 2.158-35.

e)   Deferred tax liabilities

	June 30 - R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	230,994	296,566
Difference in depreciation	685,794	1,007,958
Judicial deposit and others	1,285,712	1,213,794
Total	2,202,500	2,518,318

The deferred tax liabilities of companies in the financial sectors were established considering the increased social contribution rate, established by Law No. 11.727/08 (Note 3h).

33)    OTHER INFORMATION

a)   The Organização Bradesco manages investment funds and portfolios with net assets which, in June 30, 2015, amounted to R$514,728,562 thousand (R$462,245,913 thousand in 2014).

b)   Consortium funds

	June 30, 2014 - R$ thousand
	2015	2014
Monthly estimate of funds receivable from consortium members	459,481	402,392
Contributions payable by the group	22,078,126	19,709,344
Consortium members - assets to be included	19,805,945	17,719,131
Credits available to consortium members	4,468,878	4,069,890

	In units
	2015	2014
Number of groups managed	3,537	3,419
Number of active consortium members	1,126,619	1,010,214
Number of assets to be included	531,429	488,050

76                 Prudential - June 2015

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Notes to the Financial Statements of the Prudential Conglomerate

c)     In the first semester of 2015, the Central Bank of Brazil redefined the rules of compulsory deposits on time resources and resources in savings deposits, whose main changes we highlight below.

Description	Current Rule	Previous rule
Time Resources	The collection will be 25% of the balance of time deposits with effect from the calculation period from August 31 to September 4, 2015.	The collection was 20% on the balance of time deposits.
The collection will be made with full remuneration of the Selic Rate on the amount collected.

The collection was limited to the payment of 40% of the liability and 60% could be deducted through the acquisition of credit, and financial bills, among others. If purchases were not made up to 60% the value was collected without remuneration.

Resources from savings deposits	The collection became 24.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	The collection was 20% on the balance of the savings resources.

The gross debit balance of the financing of new or second-hand real estate of the Housing Finance System may be deducted up to the limit of 18% of the liability, provided that they are contracted in the period from June 1, 2015 to June 23, 2017.

No deduction was allowed of financing of new or second-hand real estate.
	For the additional liability, the collection became 5.5% of the balance of savings accounts, with effect from the calculation period from June 8 to 12, 2015.	For the additional liability, the collection was of 10% on the balance of savings accounts.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3.566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3.604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3.750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3.823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3.973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3.989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4.007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4.144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4.424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3.786/09 and Bacen Circular Letters No. 3.472/09 and No. 3.516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and shareholders’ equity for the semester ended June 30, 2015 will also not be materially different in the two GAAPs.

e)     On May 14, 2014, Law No. 12.973/14 was published, which converted Provisional Measure No. 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by
Law No. 12.973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil for increases in the equity of overseas subsidiaries and affiliates resulting from profit within these entities; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions No. 1.515/14 and
No. 1.520/14. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

On January 1, 2015, for the companies that opted not to early adopt, Law No. 12.973/14 came into force, ending the period of the Transition Tax Regime (RTT) and enforcing a new tax regime in Brazil. Among other matters, the Law revoked the RTT, disciplining the adjustments resulting from the new accounting methods and criteria introduced by the convergence of the Brazilian accounting standards to the international standards. It also  altered the Federal Tax Legislation related to the Legal Entity Tax Return - IRPJ, to the Social Contribution on the Net Profit - CSLL, to the Contribution for the PIS/PASEP and to the Contribution for the Financing of Social Security – COFINS.

f)     On January 20, 2015, Provisional Measure No. 656/14 was converted to law by the publication of Law No. 13.097/15. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts that become past-due after October 8, 2014 (Article 9 of Law No. 9.430/96). The limits remain the same for contracts that were past-due on or before October 7, 2014.

g)    On May 21, 2015, Provisional Measure No. 675 (MP 675/15) was published which increased the rate of the Social Contribution on Net Profit - CSLL of the financial and insurance sectors from 15% to 20% of taxable profit, from September 1, 2015. Bradesco will wait for the conversion of MP 675/15 into Law for a more in-depth and conclusive analysis, since possible amendments to MP may be proposed by the National Congress.

h)     There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of June 30, 2015.

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

78                 Prudential - June 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

Dear Sirs

We have audited the accompanying Prudential Conglomerate consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of the Prudential Conglomerate as at June 30, 2015, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution no 4,280, dated October 31, 2013, of the Conselho Monetário Nacional (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note no 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these Prudential Conglomerate consolidated financial statements in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the Prudential Conglomerate consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Prudential Conglomerate consolidated financial statements prepared by Bradesco´s Management in accordance with the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Prudential Conglomerate consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Bradesco     79

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

Opinion

In our opinion, the Prudential Conglomerate consolidated financial statements of Bradesco referred to above, present fairly, in all material respects, the financial position of Bradesco´s Prudential Conglomerate consolidated financial statements as at June 30, 2015, the financial performance of its operations and its cash flows for the  six-month period then ended in accordance with the provisions for preparation of the Prudential Conglomerate consolidated financial statements pursuant to the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN for the preparation of these consolidated financial statements prepared for special purpose, as described in note no 2 to the financial statements.

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note no 2 to the financial statements that discloses that the Prudential Conglomerate consolidated financial statements of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

Other Matter

Bradesco has prepared a separate set of financial statements for general purposes for the  six-month period ended June 30, 2015, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an unqualified auditor’s report on July 29, 2015.

Osasco, July 29, 2015.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

80                 Prudential - June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.